                                                 Filed by Cyberian Outpost, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        Subject Company:  Cyberian Outpost, Inc.
                                              Commission File Number:  000-24659


The following communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995 about Cyberian Outpost, Inc., PC Connection, Inc., and the proposed merger. These statements are not guarantees of future performance and actual results could differ materially from current expectations as a result of numerous factors. Potential risks and uncertainties include, but are not limited to: the inability to consummate the merger due to the stockholders not approving the merger or the inability of Cyberian Outpost to fulfill the closing conditions set forth in the agreement, computer sales may continue to slow, and/or their average order size may decrease; the ability to attract and retain key personnel and customers; actual results in connection with continuing or discontinued operations and other risks detailed in Cyberian Outpost's reports filed with the U.S. Securities and Exchange Commission (the "SEC"). In the event the merger is not consummated, potential risks and uncertainties include, but are not limited to, the availability of continued financing; Cyberian Outpost's ability to address its financing obligations in light of its existing debt obligations and market conditions; the results of Cyberian Outpost's efforts to implement its business strategy, including filing for restructuring; Cyberian Outpost may be unable to enter into strategic alternatives on favorable terms or at all; the uncertainty of Cyberian Outpost's ability to continue as a going concern; the possibility of delisting of Cyberian Outpost's common stock from the Nasdaq National Market; and the effect that Cyberian Outpost's financial condition may have on the willingness of customers to purchase products from Outpost.com or on its relationships with vendors and suppliers and their willingness and ability to supply Cyberian Outpost with inventory.

THE FOLLOWING IS THE MERGER AGREEMENT, DATED AS OF MAY 29, 2001, BY AND BETWEEN PC CONNECTION, INC. AND CYBERIAN OUTPOST, INC., A COPY OF WHICH CYBERIAN OUTPOST, INC. FILED ON A CURRENT REPORT ON FORM 8-K WITH THE SEC ON JUNE 4, 2001.

                                                                  EXECUTION COPY
--------------------------------------------------------------------------------

























                               MERGER AGREEMENT

                                BY AND BETWEEN

                              PC CONNECTION, INC.

                                      AND

                            CYBERIAN OUTPOST, INC.























                            DATED AS OF MAY 29, 2001






--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

ARTICLE I. DEFINITIONS................................................................  1

 1.01. CERTAIN DEFINITIONS............................................................  1
 1.02. OTHER DEFINITIONAL MATTERS.....................................................  6

ARTICLE II. THE MERGER................................................................  6

 2.01. THE MERGER.....................................................................  6
 2.02. EFFECTIVE TIME.................................................................  6
 2.03. CERTIFICATE OF INCORPORATION AND BY-LAWS OF SURVIVING CORPORATION..............  7
 2.04. DIRECTORS AND OFFICERS OF SURVIVING CORPORATION................................  7
 2.05. ADDITIONAL ACTIONS.............................................................  7
 2.06. EFFECTS OF THE MERGER..........................................................  7
 2.07. THE STOCK WARRANT AGREEMENT....................................................  7

ARTICLE III. CONVERSION OF SHARES.....................................................  7

 3.01. CONVERSION.....................................................................  7
 3.02. CERTAIN DEFINED TERMS..........................................................  8
 3.03. EXCHANGE RATIO.................................................................  8
 3.04. TERMINATION, NOTICE AND CURE...................................................  9
 3.05. CONVERSION OF STOCK............................................................ 10
 3.06. PROCEDURES FOR EXCHANGE OF THE COMPANY COMMON STOCK FOR MERGER CONSIDERATION... 10
 3.07. BUYER SUB COMMON STOCK......................................................... 12
 3.08. STOCK OPTIONS.................................................................. 12

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF THE COMPANY............................. 13

 4.01. ORGANIZATION AND QUALIFICATION................................................. 13
 4.02. ORGANIZATIONAL DOCUMENTS; BY-LAWS; CORPORATE RECORDS........................... 14
 4.03. CAPITALIZATION OF COMPANY...................................................... 14
 4.04. OWNERSHIP OF AFFILIATES........................................................ 15
 4.05. AUTHORITY...................................................................... 15
 4.06. NO CONFLICT.................................................................... 15
 4.07. CONSENTS AND APPROVALS......................................................... 16
 4.08. ABSENCE OF CERTAIN PAYMENTS.................................................... 16
 4.09. COMPLIANCE..................................................................... 16
 4.10. TITLE TO ASSETS................................................................ 17
 4.11. CONDITION OF ASSETS............................................................ 17
 4.12. SUFFICIENCY OF PROPERTY AND ASSETS TO CONDUCT BUSINESS......................... 17
 4.13. FINANCIAL STATEMENTS........................................................... 17
 4.14. COMPANY REPORTS................................................................ 18
 4.15. INVENTORY...................................................................... 18
 4.16. RELATIONSHIP WITH VENDORS, MANUFACTURERS, AND RESELLERS........................ 18
 4.17. AUTHORIZED REPRESENTATIVE...................................................... 19
 4.18. RETURN POLICY; WARRANTY AND PRODUCT LIABILITY CLAIMS........................... 19
 4.19. CUSTOMER COMPLAINTS............................................................ 19


 4.20. CUSTOMER LISTS................................................................. 19
 4.21. ACCOUNTS RECEIVABLE; ACCOUNTS PAYABLE.......................................... 19
 4.22. NO UNDISCLOSED LIABILITIES..................................................... 19
 4.23. ABSENCE OF CERTAIN CHANGES OR EVENTS........................................... 20
 4.24. NO BONUSES OR OTHER PAYMENTS TO EMPLOYEES, DIRECTORS, OFFICERS................. 20
 4.25. AGREEMENTS, CONTRACTS AND COMMITMENTS.......................................... 21
 4.26. CONTRACTS IN FULL FORCE AND EFFECT............................................. 22
 4.27. ENVIRONMENTAL LIABILITY........................................................ 23
 4.28. ABSENCE OF LITIGATION.......................................................... 23
 4.29. EMPLOYEE BENEFIT PROGRAMS...................................................... 23
 4.30. EMPLOYEES...................................................................... 23
 4.31. LABOR MATTERS.................................................................. 24
 4.32. REAL PROPERTY AND LEASES....................................................... 24
 4.33. TAXES AND TAX RETURNS.......................................................... 24
 4.34. INSURANCE...................................................................... 26
 4.35. STATE TAKEOVER LAWS............................................................ 27
 4.36. COMPETING INTERESTS............................................................ 27
 4.37. INTERESTS OF COMPANY INSIDERS.................................................. 27
 4.38. INTELLECTUAL PROPERTY.......................................................... 27
 4.39. COMPANY SOFTWARE............................................................... 28
 4.40. INVESTMENT BANKER.............................................................. 29
 4.41. COMPANY INFORMATION............................................................ 29
 4.42. DISCLOSURE..................................................................... 30

ARTICLE V. REPRESENTATIONS AND WARRANTIES OF BUYER.................................... 30

 5.01. CORPORATE ORGANIZATION......................................................... 30
 5.02. AUTHORITY...................................................................... 30
 5.03. CAPITALIZATION OF BUYER........................................................ 30
 5.04. NO CONFLICT.................................................................... 31
 5.05. CONSENTS AND APPROVALS......................................................... 31
 5.06. FINANCIAL STATEMENTS........................................................... 31
 5.07. BUYER REPORTS.................................................................. 31
 5.08. ABSENCE OF CERTAIN CHANGES OR EVENTS........................................... 32
 5.09. BUYER INFORMATION.............................................................. 32
 5.10. BUYER SUB...................................................................... 32
 5.11. DISCLOSURE..................................................................... 32

ARTICLE VI. COVENANTS OF THE COMPANY.................................................. 32

 6.01. CONDUCT OF BUSINESS PENDING THE MERGER......................................... 32
 6.02. CURRENT INFORMATION............................................................ 36
 6.03. OTHER FINANCIAL INFORMATION.................................................... 36
 6.04. ACCESS TO INFORMATION.......................................................... 37
 6.05. APPROVAL OF COMPANY'S STOCKHOLDERS............................................. 38
 6.06. FAILURE TO FULFILL CONDITIONS.................................................. 38
 6.07. ALL REASONABLE EFFORTS......................................................... 38
 6.08. UPDATE OF DISCLOSURE SCHEDULES................................................. 38
 6.09. NO SOLICITATION................................................................ 38



ARTICLE VII. COVENANTS OF BUYER....................................................... 39

 7.01. CONDUCT OF BUSINESS PENDING THE MERGER......................................... 39
 7.02. CURRENT INFORMATION............................................................ 39
 7.03. FAILURE TO FULFILL CONDITIONS.................................................. 39
 7.04. ALL REASONABLE EFFORTS......................................................... 39
 7.05. STOCK LISTING.................................................................. 40

ARTICLE VIII. REGULATORY AND OTHER MATTERS............................................ 40

 8.01. PROXY STATEMENT-PROSPECTUS..................................................... 40
 8.02. REGULATORY APPROVALS........................................................... 40
 8.03. LEGAL CONDITIONS TO MERGER..................................................... 41
 8.04. COMPANY AFFILIATES............................................................. 41
 8.05. EMPLOYEE MATTERS............................................................... 41
 8.06. CREDIT AND SUPPLY ARRANGEMENT; CROSS DEFAULT................................... 42
 8.07. DIRECTOR AND OFFICER INDEMNIFICATION; LIABILITY INSURANCE...................... 42
 8.08. PUBLIC ANNOUNCEMENTS........................................................... 42
 8.09. ADDITIONAL AGREEMENTS.......................................................... 42

ARTICLE IX. CONDITIONS TO THE MERGER.................................................. 43

 9.01. CONDITIONS TO EACH PARTY'S OBLIGATIONS TO EFFECT THE MERGER.................... 43
 9.02. CONDITIONS TO OBLIGATIONS OF THE BUYER......................................... 43
 9.03. CONDITIONS TO OBLIGATIONS OF THE COMPANY....................................... 45

ARTICLE X. TERMINATION, AMENDMENT AND WAIVER.......................................... 46

 10.01. TERMINATION................................................................... 46
 10.02. EFFECT OF TERMINATION; EXPENSES............................................... 47
 10.03. AMENDMENT..................................................................... 48
 10.04. WAIVER........................................................................ 48

ARTICLE XI. THE CLOSING............................................................... 48

 11.01. CLOSING....................................................................... 48
 11.02. DELIVERIES AT CLOSING......................................................... 48

ARTICLE XII. GENERAL PROVISIONS....................................................... 48

 12.01. ALTERNATIVE STRUCTURE......................................................... 48
 12.02. ASSIGNMENT OF RIGHT TO PURCHASE............................................... 49
 12.03. SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS........................ 49
 12.04. NOTICES....................................................................... 49
 12.05. SEVERABILITY.................................................................. 50
 12.06. ENTIRE AGREEMENT.............................................................. 50
 12.07. ASSIGNMENT.................................................................... 50
 12.08. PARTIES IN INTEREST........................................................... 50
 12.09. SPECIFIC PERFORMANCE.......................................................... 50
 12.10. GOVERNING LAW................................................................. 51
 12.11. HEADINGS...................................................................... 51
 12.12. INTERPRETATION................................................................ 51
 12.13. COUNTERPARTS.................................................................. 51


                                MERGER AGREEMENT

     This Merger Agreement, dated as of May 29, 2001 (this "AGREEMENT"), by and between PC Connection, Inc., a Delaware corporation (the "BUYER"), and Cyberian Outpost, Inc., a Delaware corporation (the "COMPANY").

     WHEREAS, the Boards of Directors of the Buyer and the Company have determined that it is in the best interests of their respective companies and their shareholders to consummate the business combination transactions provided for herein, including the merger (the "MERGER") of the Company with a wholly-owned direct or indirect subsidiary of Buyer ("BUYER SUB"), subject to the terms and conditions set forth herein; and

     WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and to prescribe certain conditions to the Merger; and

     WHEREAS, as a condition and inducement to the Buyer's willingness to enter into this Agreement, (i) the Company is concurrently entering into a Stock Warrant Agreement with the Buyer (the "STOCK WARRANT AGREEMENT"), in substantially the form attached hereto as Exhibit A, pursuant to which the Company is granting to the Buyer the option to purchase shares of Company Common Stock (as defined herein) under certain circumstances and (ii) each director and key employee of the Company listed on Exhibit B is concurrently delivering to Buyer an irrevocable proxy, in substantially the form attached hereto as Exhibit B, pursuant to which, among other things, each such director and employee has designated the Buyer as his proxy to vote his shares of Company Common Stock in favor of this Agreement and the transactions contemplated hereby;

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Buyer and the Company agree as follows:

                             ARTICLE I. DEFINITIONS

     1.01. CERTAIN DEFINITIONS. For purposes of this Agreement, the following terms shall have the meanings set forth below:

         (a) "AFFILIATE" of a specified person shall mean a person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such specified person, including, without limitation, any partnership or joint venture in which the person (either alone, or through or together with any subsidiary) has, directly or indirectly, an interest of 10% ownership or more.

         (b) "AGREEMENT DOCUMENTS" shall mean this Agreement and all other agreements, certificates and instruments to be executed in connection with or pursuant to this Agreement.

         (c) "ASSOCIATES" shall have the meaning defined in Section 4.25(m).

         (d) "BUSINESS" shall mean the business of the Company, which is acting as an Internet retailer of consumer and business technology and related products, and offering eBusiness Services including but not limited to end-to-end e- commerce solutions, Web site design and hosting, product merchandising, and order processing and fulfillment to other retailers.

         (e) "BUSINESS VENDORS" shall have the meaning defined in Section 4.16.

         (f) The term "BUSINESS DAY" shall mean any day on which banks are not required or authorized to close in the City of Boston.

         (g) "BUYER COMMON STOCK" shall have the meaning defined in Section
3.01.

         (h) "BUYER INDEX PRICE" shall have the meaning defined in Section 3.02(a).

         (i) "BUYER TRADING PRICE" shall have the meaning defined in Section
3.02.

         (j) "CERTIFICATE" shall have the meaning defined in Section 3.05(a).

         (k) "CLOSING" shall have the meaning defined in Section 11.01.

         (l) "CLOSING DATE" shall have the meaning defined in Section 11.01.

         (m) "CODE" shall mean the Internal Revenue Code of 1986, as amended.

         (n) "COMPANY" shall mean Cyberian Outpost, Inc. or, after the Merger, the Surviving Corporation.

         (o) "COMPANY COMMON STOCK" shall have the meaning defined in Section 3.01.

         (p) "COMPANY DISCLOSURE SCHEDULE" shall have the meaning defined in the preamble to Article IV.

         (q) "COMPANY EQUITY INTEREST" shall refer to all Equity Interest in the Company at the time outstanding.

         (r) "COMPANY FINANCIAL STATEMENTS" shall mean (i) the consolidated balance sheets of the Company and its subsidiaries as of February 28, 2000 and 2001 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the fiscal years ended February 28, 1999 through 2001, inclusive, and the related notes and schedules, each of which has been audited by KPMG LLP; and (ii) the consolidated balance sheets of the Tweeter Joint Venture and its subsidiaries as of March 31, 2000 and 2001 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the fiscal years ended March 31, 1999 through 2001, inclusive, and the related notes and schedules, each of which has been audited by KPMG LLP.

         (s) "COMPANY INSIDER" shall have the meaning defined in Section 4.37.

         (t) "COMPANY STOCK OPTION" shall have the meaning defined in Section 3.08.

         (u) "COMPANY PLANS" shall have the meaning defined in Section 4.29.

         (v) "COMPANY REPORTS" shall have the meaning defined in Section 4.14.

         (w) "COMPANY STOCK OPTION PLANS" shall have the meaning defined in
Section 3.08.

         (x) The term "CONTROL" (including the terms "CONTROLLED BY" and "UNDER COMMON CONTROL WITH") shall mean the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

         (y) The term "CURRENTLY CONDUCTED," when referring to the Business, shall include the Business as it is now conducted or contractually committed to be conducted.

         (z) "DGCL" shall mean the Delaware General Corporation Law, as amended.

         (aa) "DEFERRED INTERCOMPANY TRANSACTION" shall have the meaning set forth in Treasury Regulation (S)1.1502-13.

         (bb) "EFFECTIVE TIME" shall have the meaning defined in Section 2.02.

         (cc) "EMPLOYMENT AGREEMENT" shall have the meaning defined in Section 8.05(a).

         (dd) "ENVIRONMENTAL LAWS" means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (1) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Materials of Environment Concern. The term Environmental Law includes without limitation (1) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C.
(S)9601, et seq; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. (S)6901, et seq; the Clean Air Act, as amended, 42 U.S.C. (S)7401, et seq; the Federal Water Pollution Control Act, as amended, 33 U.S.C. (S)1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. (S)9601, et seq; the Emergency Planning and Community Right to Know Act, 42 U.S.C. (S)1101, et seq; the Safe Drinking Water Act, 42 U.S.C. (S)300f, et seq; and all comparable state and local laws, and (2) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Materials of Environmental Concern. "MATERIALS OF ENVIRONMENTAL CONCERN" means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products, and any other materials regulated under Environmental Laws.

         (ee) "EQUITY INTEREST" in the case of a corporation shall mean its capital stock, and in the case of a limited liability company shall mean its units or other ownership interests.

         (ff) "EXCESS LOSS ACCOUNT" shall have the meaning set forth in Treasury Regulation (S)1.1502-19.

         (gg) "EXCHANGE ACT" shall mean the Securities Exchange Act of 1934, as amended.

         (hh) "EXCHANGE AGENT" shall have the meaning defined in Section
3.06(a).

         (ii) "EXCHANGE FUND" shall have the meaning defined in Section 3.06(a).

         (jj) "EXCHANGE RATIO" shall have the meaning defined in Section 3.03.

         (kk) "EXISTING EMPLOYMENT AGREEMENT" shall have the meaning defined in
Section 8.05(a).

         (ll) "EXPENSES" shall have the meaning defined in Section 10.02(b).

         (mm) "EXPIRATION DATE" shall have the meaning defined in Section 10.01(b).

         (nn) "GOVERNMENTAL ENTITY" shall have the meaning defined in Section 4.07.

         (oo) "INTELLECTUAL PROPERTY" shall have the meaning defined in Section 4.38(a).

         (pp) "LAST CLOSING PRICE" shall have the meaning defined in Section 3.06(d).

         (qq) "LATEST BALANCE SHEETS" shall have the meaning defined in Section 4.13(b).

         (rr) "LATEST BALANCE SHEET DATE" shall have the meaning defined in
Section 4.13(b).

         (ss) ""LIABILITIES" shall have the meaning defined in Section 4.22.

         (tt) "LIEN" shall mean any interest, consensual or otherwise, in property, whether real, personal or mixed property or assets, tangible or intangible, securing an obligation owed to, or a claim by a third Person, or otherwise evidencing an interest of a Person other than the owner of the property, whether such interest is based on common law, statute or contract, and including, but not limited to, any security interest, security title or lien arising from a mortgage, recordation of abstract of judgment, deed of trust, deed to secure debt, encumbrance, restriction, charge, covenant, restriction, claim, exception, encroachment, easement, right of way, license, permit, pledge, conditional sale, option trust (constructive or otherwise) or trust receipt or a lease, consignment or bailment for security purposes and other title exceptions and encumbrances affecting the property.

         (uu) "MATERIAL ADVERSE EFFECT" shall mean any change or effect that is materially adverse to the business, financial condition or results of operations of a Party and its subsidiaries and Affiliates, taken as a whole, except to the extent that such change or effect is attributable to or results from (i) the direct effect of the public announcement or pendency of the transactions contemplated hereby on current or prospective customers or revenues of a Party, or (ii) changes in general economic conditions or changes affecting the industry generally in which such Party operates. Without limiting the generality of the foregoing, it shall be a "Material Adverse Effect" if a Party files or becomes the subject of a bankruptcy proceeding, makes an assignment for the benefit of creditors, or has a receiver, trustee or conservator appointed for any substantial part of its assets or properties.

         (vv) "MATERIAL CONTRACTS" shall have the meaning defined in Section
4.26.

         (ww) "MERGER" shall have the meaning defined in the Preamble.

         (xx) "MERGER CONSIDERATION" shall have the meaning defined in Section 3.01.

         (yy) "ORGANIZATIONAL DOCUMENTS" shall mean a corporation's Articles of Organization, Certificate of Incorporation, or equivalent organizational documents or, in the case of a limited liability company, its Certificate of Formation or Limited Liability the Company Agreement.

         (zz) "PARTY" shall mean each of the Company, the Buyer, and the Surviving Corporation.

         (aaa) "PERMITTED LIENS" shall have the meaning defined in Section 4.10.

         (bbb) "PREVIOUSLY DISCLOSED" shall mean disclosed in a Disclosure Schedule dated on or prior to the date hereof.

         (ccc) The term "PERSON" shall mean an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a "person" as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

         (ddd) The term "PROXY STATEMENT-PROSPECTUS" shall have the meaning defined in Section 8.01.

         (eee) "RECORD HOLDER" shall have the meaning defined in Section
3.06(a).

         (fff) "REQUISITE APPROVALS" shall have the meaning defined in Section 9.01(c).

         (ggg) "RIGHTS" shall mean warrants, options, rights, convertible securities, stock appreciation rights and other arrangements or commitments which obligate an entity to issue or dispose of any of its capital stock or other ownership interests or which provide for compensation based on the equity appreciation of its capital stock.

         (hhh) "SECURITIES ACT" shall mean the Securities Act of 1933, as amended.

         (iii) "SECURITIES LAWS" shall mean the Securities Act; the Exchange Act; the Investment the Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939, as amended, and the rules and regulations of the SEC promulgated thereunder.

         (jjj) "STOCK WARRANT AGREEMENT" shall have the meaning defined in the preamble to this Agreement.


         (kkk) The terms "SUBSIDIARY" or "SUBSIDIARIES" of Buyer, the Company or any other person shall mean an Affiliate controlled by such person, directly or indirectly, through one or more intermediaries, except as otherwise defined herein.

         (lll) "SURVIVING CORPORATION" shall have the meaning defined in Section 2.01.

         (mmm) "TAX" shall mean any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code section 59A), customs duties, capital stock, franchise profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not (including any interest in respect of such penalty or addition).

         (nnn) "TAX RETURN" shall mean any return, declaration, report, claim for refund, or information return or statement, relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

         (ooo) "TWEETER JOINT VENTURE" means Tweeter@outpost.com, LLC a joint venture of Cyberian Outpost, Inc. and Tweeter Home Entertainment Group, Inc.

         (ppp) "WARN ACT" shall have the meaning defined in Section 4.31(b).

     1.02. OTHER DEFINITIONAL MATTERS. Unless the context otherwise requires, a term defined anywhere in this Agreement has the same meaning throughout; all references to "the Agreement" or "this Agreement" are to this Agreement as modified, supplemented or amended from time to time; and terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

                             ARTICLE II. THE MERGER

     2.01. THE MERGER. As promptly as practicable following the satisfaction or waiver of the conditions to the parties' respective obligations hereunder, and subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 2.02 hereof): (a) unless theretofore done, Buyer shall organize the Buyer Sub in accordance with Delaware law; (b) Buyer Sub shall be merged with and into the Company with the Company as the surviving corporation (the "SURVIVING CORPORATION"); and (c) the separate existence of Buyer Sub shall cease and all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of Buyer Sub shall be vested in and assumed by the Company.

     2.02. EFFECTIVE TIME. The Merger shall be effected by the filing of articles of merger (the "ARTICLES OF MERGER") with the Secretary of State of the State of Delaware in accordance with Delaware law to become effective on the day of the closing ("CLOSING DATE") provided for in Article XI hereof (the "CLOSING"). The term "EFFECTIVE TIME" shall mean the time on the Closing Date (or a subsequent date not later than the opening of business on the next business day) when the Merger becomes effective as set forth in the Articles of Merger.

     2.03. CERTIFICATE OF INCORPORATION AND BY-LAWS OF SURVIVING CORPORATION. The Certificate of Incorporation and By-laws of Buyer Sub immediately prior to the Effective Time shall be the Certificate of Incorporation and By-laws of the Surviving Corporation, until thereafter amended as provided therein and by applicable law.

     2.04. DIRECTORS AND OFFICERS OF SURVIVING CORPORATION. The Directors and officers of Buyer Sub immediately prior to the Effective Time shall be the initial Directors and officers of Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-Laws of Surviving Corporation.

     2.05. ADDITIONAL ACTIONS. If, at any time after the Effective Time, Surviving Corporation shall consider or be advised that any further assignments or assurances in law or any other acts are necessary or desirable (a) to vest, perfect or confirm, of record or otherwise, in Surviving Corporation, title to and possession of any property or right of Buyer Sub acquired or to be acquired by reason of, or as a result of, the Merger, or (b) otherwise to carry out the purposes of this Agreement, Buyer Sub and its proper officers and directors shall be deemed to have granted to Surviving Corporation an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such property or rights in Surviving Corporation and otherwise to carry out the purposes of this Agreement; and the proper officers and directors of Surviving Corporation are fully authorized in the name of Buyer Sub or otherwise to take any and all such action.

     2.06. EFFECTS OF THE MERGER. At and after the Effective Time, the Merger shall have the effects set forth in Sections 259 through 261 of the DGCL.

     2.07. THE STOCK WARRANT AGREEMENT. The parties acknowledge that Company and Buyer have entered into that certain Stock Warrant Agreement dated as of even date herewith (the "STOCK WARRANT AGREEMENT") pursuant to which Company has granted to Buyer the right to purchase certain shares of Company Common Stock upon terms and conditions specified in the Stock Warrant Agreement.

                       ARTICLE III. CONVERSION OF SHARES

     3.01. CONVERSION. At the Effective Time, each share of common stock, par value $0.01 per share, of the Company ("COMPANY COMMON STOCK") issued and outstanding immediately prior to the Effective Time (other than the Company Common Stock then owned by the Company, any Company subsidiary, Buyer, or any Buyer subsidiary), shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and exchangeable for an amount of common stock, par value $0.01 per share, of Buyer ("BUYER COMMON STOCK") equal to one share multiplied by the Exchange Ratio (rounded to the nearest four decimal places) determined in accordance with Section 3.03 (the "MERGER CONSIDERATION").

     3.02. CERTAIN DEFINED TERMS. As used herein, the following capitalized terms shall have the specified values or meanings.

         (a) "BUYER INDEX PRICE" shall mean $13.50 per share of Buyer Common Stock.

         (b) "BUYER TRADING PRICE" shall mean the average closing price of Buyer Common Stock on the Nasdaq National Market System (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source) for the ten consecutive trading days ending on the fourth day preceding the Closing Date.

     3.03. EXCHANGE RATIO. The "EXCHANGE RATIO" shall be determined as follows:

         (a) If the Buyer Trading Price is equal to or greater than $12.15 and is no greater than $14.85 (the "BASE RANGE"), the Exchange Ratio shall be determined as follows ("TOTAL REVENUE" means the Company's total revenue for the months of June, July and August, 2001):

             EXCHANGE RATIO                        TOTAL REVENUE
      ---------------------------------------------------------------------
                 0.0550                         At least $71.6 million
      ---------------------------------------------------------------------
                 0.0500                         At least $67.4 million but
                                                less than $71.6 million
      ---------------------------------------------------------------------
                 0.0450                         At least $63.2 million but
                                                less than $67.4 million
      ---------------------------------------------------------------------
                 0.0400                         At least $58.9 million but
                                                less than $63.2 million
      ---------------------------------------------------------------------
                 0.0350                         Less than $58.9 million
      ---------------------------------------------------------------------

If the Buyer Trading Price is not within the Base Range, the otherwise applicable Exchange Ratio set forth in this Section 3.03(a) shall be used as the "BASE EXCHANGE RATIO" for purposes of calculating the Exchange Ratio pursuant to subsection (b) or (c) of this Section 3.03, as applicable.

         (b) If the Buyer Trading Price is greater than $14.85, the Exchange Ratio shall be equal to:

                          14.85 X Base Exchange Ratio
                   -----------------------------------------
                              Buyer Trading Price

where "Base Exchange Ratio" is determined in accordance with Section 3.03(a).

         (c) If the Buyer Trading Price is less than $12.15 and is equal to or greater than $10.80, the Exchange Ratio shall be equal to:

                          12.15 X Base Exchange Ratio
                       ----------------------------------
                              Buyer Trading Price

where "Base Exchange Ratio" is determined in accordance with Section 3.03(a).

         (d) If the Buyer Trading Price is less than $10.80, the Exchange Ratio shall be as follows, unless the Buyer Trading Price is less than $10.125 and the Exchange Ratio is increased or this Agreement is terminated in accordance with the terms of Section 3.04 hereof:

                   EXCHANGE RATIO                   TOTAL REVENUE
         ---------------------------------------------------------------
                       0.0620                 At least $71.6 million
         ---------------------------------------------------------------
                       0.0560                 At least $67.4 million but
                                              less than $71.6 million
         ---------------------------------------------------------------
                       0.0509                 At least $63.2 million but
                                              less than $67.4 million
         ---------------------------------------------------------------
                       0.0454                 At least $58.9 million but
                                              less than $63.2 million
         ---------------------------------------------------------------
                       0.0398                 Less than $58.9 million
         ---------------------------------------------------------------

If the Buyer Trading Price is less than $10.80, the otherwise applicable Exchange Ratio set forth in this Section 3.03(d) shall be used as the "APPLICABLE EXCHANGE RATIO" for purposes of calculating the Exchange Ratio pursuant to Section 3.04.

     3.04. TERMINATION, NOTICE AND CURE.

         (a) If the Buyer Trading Price is less than $10.125, the Company may elect by giving written notice to Buyer prior to the third business day immediately preceding the Closing Date to terminate this Agreement pursuant to
Section 10.01(g). Within two business days thereafter, Buyer may elect to increase the Exchange Ratio to

                       10.125 X Applicable Exchange Ratio
                     --------------------------------------
                               Buyer Trading Price

where "Applicable Exchange Ratio" is determined in accordance with Section 3.03(d).

         (b) In the event Buyer makes an election referred to in the preceding
Section 3.04(a), this Agreement shall not terminate and the Exchange Ratio shall be determined in accordance with such Section 3.04(a). In the event Buyer does not elect to increase the

Exchange Ratio, this Agreement shall terminate on the date established as the Closing Date with the consequences specified in Section 10.02 hereof.

     3.05. CONVERSION OF STOCK.

         (a) All the Company Common Stock converted into Buyer Common Stock pursuant to this Article III shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each certificate (each a "CERTIFICATE") previously representing any such shares of the Company Common Stock shall thereafter represent the right to receive (i) the number of whole shares of Buyer Common Stock, and (ii) cash in lieu of fractional shares, into which the Company Common Stock represented by such Certificate have been converted. Certificates previously representing the Company Common Stock shall be exchanged for certificates representing whole shares of Buyer Common Stock and cash in lieu of fractional shares issued in consideration therefor upon the surrender of such Certificates in accordance with this Section 3.05 without any interest thereon.

         (b) If prior to the Effective Time Buyer should split or combine its common stock (or other securities which are convertible into such common stock) or pay a dividend or other distribution in such common stock or convertible securities, all without Buyer receiving consideration therefor, then an appropriate and proportionate adjustment shall be made to the Exchange Ratio, the Buyer Index Price and the Buyer Trading Price.

         (c) At the Effective Time, all shares of the Company Common Stock held in the treasury of the Company and all shares of the Company Common Stock owned by Buyer or owned beneficially by any subsidiary of Buyer shall be cancelled and no cash, stock or other property shall be delivered in exchange therefor.

         (d) The provisions of Sections 3.03 and 3.05 are based on the assumption that there will be 36,384,739 shares of Company Common Stock outstanding or issuable upon the exercise of options or warrants or otherwise, at the Effective Time. If there is any change in this number as of the Effective Time, the provisions of Sections 3.03 and 3.05, including the Merger Consideration will be appropriately adjusted.

     3.06. PROCEDURES FOR EXCHANGE OF THE COMPANY COMMON STOCK FOR MERGER CONSIDERATION.

         (a) BUYER TO MAKE SHARES AVAILABLE. Buyer shall take all steps necessary on and as of the Effective Time to deliver to the Exchange Agent (as hereinafter defined), for the benefit of the holders of Certificates, for exchange in accordance with this Section 3.06, certificates representing shares of Buyer Common Stock and the cash in lieu of fractional shares to be paid pursuant to this Section 3.06 (such cash and certificates for shares of Buyer Common Stock, together with any dividends or distributions with respect thereto being hereinafter referred to as the "EXCHANGE FUND") to be issued and paid in exchange for outstanding Company Common Stock in accordance with this Agreement. The Exchange Agent shall be such banking institution, corporate trust company, or other stock transfer agent appointed by Buyer and reasonably satisfactory to the Company to act as exchange agent hereunder (the "EXCHANGE AGENT"). The Exchange Agent shall act as agent on behalf of record holders (individually, a

"RECORD HOLDER") of the Company Common Stock at the Effective Time, other than the Company, any Company subsidiary, Buyer, or any Buyer subsidiary.

         (b) EXCHANGE OF CERTIFICATES. Within three business days after the Effective Time, Buyer shall take all steps necessary to cause the Exchange Agent to mail to each Record Holder of a Certificate or Certificates, a form letter of transmittal for return to the Exchange Agent and instructions for use in effecting the surrender of the Certificates for certificates representing the Buyer Common Stock and the cash in lieu of fractional shares into which the Company Common Stock represented by such Certificates shall have been converted as a result of the Merger. The form letter (which shall be subject to the reasonable approval of the Company) shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent. Upon surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor (x) a certificate for the number of whole shares of Buyer Common Stock to which such holder of the Company Common Stock shall have become entitled pursuant to the provisions of this Section 3.06 and (y) a check representing the amount of cash in lieu of the fractional shares, if any, which such holder has the right to receive in respect of Certificates surrendered pursuant to the provisions of this Section 3.06, and the Certificates so surrendered shall forthwith be cancelled. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Buyer, the posting by such person of a bond in such amount as Buyer may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof. Certificates surrendered for exchange by any person who is an "affiliate" of the Company for purposes of Rule 145(c) under the Securities Act of 1933, as amended (the "SECURITIES ACT"), shall not be exchanged for certificates representing shares of Buyer Common Stock until Buyer has received the written agreement of such person contemplated by Section 8.04 hereof.

         (c) RIGHTS OF CERTIFICATE HOLDERS AFTER THE EFFECTIVE TIME. The holder of a Certificate that prior to the Merger represented issued and outstanding shares of the Company Common Stock shall have no rights, after the Effective Time, with respect to such the Company Common Stock except to surrender the Certificate in exchange for the Merger Consideration as provided in this Agreement. No dividends or other distributions declared after the Effective Time with respect to Buyer Common Stock shall be paid to the holder of any un-surrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Section 3.06. After the surrender of a Certificate in accordance with this Section 3.06, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Buyer Common Stock represented by such Certificate.

         (d) FRACTIONAL SHARES. Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Buyer Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Buyer Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Buyer. In lieu of the issuance of any such fractional share, Buyer shall pay to each former holder of the Company Common Stock who otherwise would be entitled to receive a fractional share of Buyer Common Stock, an amount in cash determined by multiplying the average closing sale price of Buyer Common Stock on the Nasdaq National Market System as reported by The Wall Street Journal for the 10 trading days immediately preceding the date of the Effective Time (the "LAST CLOSING PRICE") by the fraction of a share of Buyer Common Stock which such holder would otherwise be entitled to receive pursuant to Section 3.06(b) hereof. No interest will be paid on the cash which the holders of such fractional shares shall be entitled to receive upon such delivery.

         (e) SURRENDER BY PERSONS OTHER THAN RECORD HOLDERS. If the Person surrendering a Certificate and signing the accompanying letter of transmittal is not the Record Holder thereof, then it shall be a condition of the payment of the Merger Consideration that such Certificate is properly endorsed to such Person or is accompanied by appropriate stock powers, in either case signed exactly as the name of the Record Holder appears on such Certificate, and is otherwise in proper form for transfer, or is accompanied by appropriate evidence of the authority of the Person surrendering such Certificate and signing the letter of transmittal to do so on behalf of the Record Holder and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

         (f) CLOSING OF TRANSFER BOOKS. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be exchanged for the Merger Consideration and cancelled as provided in this Section 3.06.

         (g) RETURN OF EXCHANGE FUND. At any time following the 12-month period after the Effective Time, Buyer shall be entitled to require the Exchange Agent to deliver to it any portions of the Exchange Fund which had been made available to the Exchange Agent and not disbursed to holders of Certificates (including, without limitation, all interest and other income received by the Exchange Agent in respect of all funds made available to it), and thereafter such holders shall be entitled to look to Buyer (subject to abandoned property, escheat and other similar laws) only as general creditors thereof with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, neither Buyer nor the Exchange Agent shall be liable to any holder of a Certificate for any Merger Consideration delivered in respect of such Certificate to a public official pursuant to any abandoned property, escheat or other similar law.

     3.07. BUYER SUB COMMON STOCK. Each share of common stock of Buyer Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation at the Effective Time.

     3.08. STOCK OPTIONS. At the Effective Time, all Rights outstanding for the purchase of Company Common Stock ("COMPANY STOCK OPTIONS"), including all options outstanding pursuant to the Company's 1997 and 1998 Incentive Stock Plans and the Company's Restated

1998 Employee, Director and Consultant Stock Plan (the "COMPANY STOCK OPTION PLANS") will become the right to receive, on the Closing Date, an amount of cash (not less than $0) determined as follows:

    Number of Option Shares  X  (Merger Consideration Value - Option Exercise
    Price)

where "MERGER CONSIDERATION VALUE" is determined by multiplying the Exchange Ratio by the Last Closing Price.

                                  ARTICLE IV.
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     Except as set forth in a specific section of the Disclosure Schedule previously delivered by the Company to Buyer (the "COMPANY DISCLOSURE SCHEDULE"), the Company hereby represents and warrants to Buyer as follows:

     4.01. ORGANIZATION AND QUALIFICATION.

         (a) The Company is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company is qualified to do business in Connecticut and Ohio. The Company has all requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties makes such qualification necessary. Set forth on Section 4.01 of the Company Disclosure
Schedule is also a list of all assumed names under which the Company operates and all jurisdictions in which the Company's assumed names are registered.

         (b) Outpost Holdings LLC ("HOLDINGS SUB"), OutpostPro.com, Incorporated ("CMP SUB"), Tweeter@Outpost.com, LLC (the "TWEETER JOINT VENTURE"), and Outpost Vendor Supply A ("VENDOR SUB") are the only direct subsidiaries of the Company. CMPExpress.com Internet Development Plc ("INDIA SUB") is a wholly owned subsidiary of CMP Sub. (Holdings Sub, CMP Sub, Tweeter Joint Venture, Vendor Sub and India Sub are, collectively, the "COMPANY SUBSIDIARIES.") The Company owns 50% of the Equity Interest of the Tweeter Joint Venture and all of the Equity Interest of CMP Sub, Holdings Sub and Vendor Sub. Other than its interest in the Company Subsidiaries, the Company does not, directly or indirectly, own any Equity Interest or other equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, limited liability company, partnership, joint venture or other business association or entity. Without limiting the generality of the foregoing, the Company owns no Equity Interest in Outpost Vendor Supply B, nor is Outpost Vendor Supply B a party to a contract with Wolf Camera.

         (c) Holdings Sub is a limited liability corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. CMP Sub is a Pennsylvania corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania, and is qualified to do business in New Jersey. The Tweeter Joint Venture is a limited liability corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Vendor Sub is a Delaware corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. India Sub is an Indian private liability corporation duly organized, validly existing and in good standing under the laws of India. Each Company Subsidiary (i) has full power and authority to own or lease all of its properties and assets and to carry on its business as now conducted, and
(ii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which its ownership or leasing of property or the conduct of its business requires such qualification.

     4.02. ORGANIZATIONAL DOCUMENTS; BY-LAWS; CORPORATE RECORDS. The Company has heretofore furnished to Buyer true, complete and correct copies of the Organizational Documents and the By-Laws or equivalent organizational documents, in each case as amended and restated to date, of the Company. Such Organizational Documents, By-Laws and equivalent organizational documents are in full force and effect. The Company is not in violation of any provision of its Organizational Documents or equivalent organizational documents or of its By-Laws. The minute books of the Company, a copy of which has been provided to Buyer, contain in all material respects true and correct records of all meetings held and true and complete records of all other corporate actions taken since January 1, 1998 of the Company's stockholders and board of directors (including committees of the board of directors).

     4.03. CAPITALIZATION OF COMPANY.

         (a) The authorized Equity Interest of the Company consists of fifty million (50,000,000) shares of common stock, $0.01 par value per share and ten million shares of Preferred Stock, $0.01 par value, of which 31,687,045 shares of common stock and no shares of Preferred Stock are issued and outstanding.

         (b) Except pursuant to (i) the Stock Warrant Agreement, (ii) options to acquire not more than 4,340,987 shares of Company Common Stock pursuant to stock options outstanding as of the date hereof under the Company Stock Option Plans, and (iii) as otherwise disclosed on Section 4.03 of the Company Disclosure Schedule, there are no outstanding subscriptions, options, warrants, calls or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Equity Interest of the Company or obligating the Company to issue or sell any Equity Interests of, or other equity interests in, the Company. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Equity Interests of, or other equity interests in, the Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, the Company. All of the Company Equity Interests are duly authorized, validly issued in compliance with all applicable laws, and are fully paid and nonassessable and are free of preemptive or similar rights created by statute, the Organizational Documents of the Company, or any other agreement to which the Company is a party or bound.

         (c) A true and correct list of all outstanding Company Stock Options, including name of optionee, number of shares, and option exercise price, is set forth on Section 4.03 of the Company Disclosure Schedule.

     4.04. OWNERSHIP OF AFFILIATES. The only Affiliates of the Company (each a "COMPANY AFFILIATE") are set forth on Section 4.04 of the Company Disclosure Schedule. The Company shall not be in violation of this Section 4.04 for not listing a person as an Affiliate if the Company believes in good faith that the person is not an Affiliate and if such person is not a director or officer of the Company and does not own greater than or equal to ten percent of the outstanding capital stock of the Company. The Equity Interests of the Company Affiliates that are known to the Company have been duly authorized and validly issued, are fully paid and nonassessable and are directly or indirectly owned as specified in Section 4.04 of the Company Disclosure Schedule, free and clear of all liens, claims, encumbrances, charges, pledges, restrictions or rights of third parties of any kind whatsoever. To the knowledge of the Company, no Rights are authorized, issued or outstanding with respect to the Equity Interests of any Company Affiliate and, to the knowledge of the Company, there are no agreements, understandings or commitments relating to the rights of any Company Affiliate to vote or dispose of said Equity Interests.

     4.05. AUTHORITY. The Company has full corporate power and authority (other than the approval of the Company's stockholders) (i) to execute and deliver all Agreement Documents to be executed by the Company in connection with or pursuant to this Agreement; (ii) to perform its obligations under the Agreement Documents and (iii) to consummate the transactions contemplated by the Agreement Documents. The execution and delivery of the Agreement Documents and the consummation of the transactions contemplated hereby or thereby have been duly and validly approved by unanimous vote of the Board of Directors or other governing body of the Company (the "COMPANY BOARD"), and no other corporate proceedings on the part of the Company (other than the approval of the Company's stockholders) are necessary to approve the Agreement Documents or to consummate the transactions contemplated hereby or thereby. The Agreement Documents have been duly and validly executed and delivered by the Company and constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except to the extent the enforcement thereof may be limited by (A) bankruptcy, insolvency, reorganization, moratorium or other similar law now or hereafter in effect relating to creditors' rights generally and (B) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

     4.06. NO CONFLICT.

         (a) Assuming the effectuation of all filings and registrations with, termination or expiration of any applicable waiting periods imposed by, and receipt of all required consents, approvals, authorizations or permits from, Governmental Entities, as well as approval of the Merger by the Company's stockholders, neither the execution, delivery and performance of the Agreement Documents by the Company, nor the consummation by the Company of the transactions contemplated hereby or thereby, nor compliance by the Company with any of the terms or provisions hereof or thereof, will (i) conflict with, violate or result in a breach of any provision of the Organizational Documents or By-Laws of the Company, (ii) conflict with, violate or result in a breach of any statute, code, ordinance, rule, regulation, order, writ, judgment, injunction or decree applicable to the Company, or by which any property or asset of the Company is bound or affected, or (iii) conflict with, violate or result in a breach of any provisions of or the loss of any benefit under, constitute a default (or an event, which, with notice or lapse of time, or both, would constitute a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien, pledge, security interest, charge or other encumbrance on any property or asset of the Company pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company is a party, or by which the Company is bound or affected.

         (b) Neither the execution, delivery and performance of the Agreement Documents by the Company, nor the consummation by the Company of the transactions contemplated hereby or thereby, nor compliance by the Company with any of the terms or provisions hereof or thereof, will result in the cancellation or termination of, or give any party the right to cancel, modify or amend any agreement for the sale of materials, products, services or supplies or qualification authorizing or permitting the Company to sell materials, products, services or supplies or qualification to any person.

     4.07. CONSENTS AND APPROVALS. The execution, delivery and performance of this Agreement by the Company does not require any consent, approval, authorization or permit of, or filing with or notification to, any court, administrative agency or commission or other governmental or regulatory authority or instrumentality, domestic or foreign (each a "GOVERNMENTAL ENTITY") or with any third party, except for (A) applicable requirements, if any, of state takeover laws, (B) filing and recordation of appropriate merger documents as required by the laws of the State of Delaware; (C) compliance with applicable requirements, if any, of the Securities Act, the Exchange Act, state securities laws, the pre-Merger notification requirements of the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended or Foreign Competition Laws, (D) consents of third parties disclosed on Section 4.25 of the Company Disclosure Schedule, or (E) the approval of the Company's stockholders. The Company is not aware of any reason why the approvals, consents and waivers referred to herein should not be obtained.

     4.08. ABSENCE OF CERTAIN PAYMENTS. Neither the Company nor any director or officer, nor, to the knowledge of the Company, any agent, employee or other person associated with or acting on behalf of the Company has used any funds of the Company for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, or made any direct or indirect unlawful payments to government officials or employees from corporate funds, or established or maintained any unlawful or unrecorded funds, or violated any provisions of the Foreign Corrupt Practices Act of 1977 or any rules or regulations promulgated thereunder.

     4.09. COMPLIANCE. The Company holds all material licenses, franchises, permits and authorizations necessary for the lawful conduct of its business under and pursuant to, and has complied with and is not in conflict with, or in default or violation of, (a) any statute, code, ordinance, law, rule, regulation, order, writ, judgment, injunction or decree, published policies or guidelines of any Governmental Entity, applicable to the Company or by which any property or asset of the Company is bound or affected or (b) any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company is a party or by which the Company or any property or asset of the Company is bound or affected; and the Company does not know of, nor has it received notice of, any material violations of any of the above.

     4.10. TITLE TO ASSETS. The Company has good and marketable title to all of the assets it purports to own (a complete list of which is set forth in Section 4.10(a) of the Company Disclosure Schedule), and owns all of such assets free and clear of any Liabilities (as defined in Section 4.22) or Liens, other than
(i) statutory liens securing current taxes and other obligations that are not yet delinquent ("PERMITTED LIENS") and (ii) minor imperfections of title and encumbrances that do not materially detract from or interfere with the present use or value of such properties. The Company holds a valid leasehold interest in all of the leased assets of the Company.

     4.11. CONDITION OF ASSETS. All of the assets of the Company, including any assets held under leases or licenses, are in good condition and repair, ordinary wear and tear excepted, and are in good working order and have been properly and regularly maintained.

     4.12. SUFFICIENCY OF PROPERTY AND ASSETS TO CONDUCT BUSINESS. The assets, rights, personal property, permits and contracts of the Company to be transferred to Buyer in connection with the Merger (a) constitute all the properties, assets and rights used in connection with the Business as Currently Conducted, and also (b) include all the assets, properties and rights necessary for Buyer to conduct the Business in all material respects as Currently Conducted. The Company is not, and Buyer will not be, restricted from carrying out the Business or any part thereof by any agreement, instrument, indenture or court of arbitration decree.

     4.13. FINANCIAL STATEMENTS.

         (a) The Company has previously made available to the Buyer, for copying, originals of the Company Financial Statements, which are accompanied by the audit report of KPMG, LLP, independent public accountants for the Company. The Company Financial Statements referred to in this Section 4.13 (including the related notes, where applicable) fairly present, and the financial statements referred to in Sections 6.02 and 6.03 hereof each will fairly present (subject, in the case of unaudited statements, to audit adjustments normal in nature and amount and the addition of customary notes), the assets, liabilities, results of the operations and changes in stockholders' equity and financial position of the Company and the Tweeter Joint Venture, as the case may be, for the respective periods or as of the respective dates therein set forth; the Company Financial Statements (including the related notes, where applicable) have been prepared, and the financial statements referred to in Sections 6.02 and 6.03 hereof will be prepared, in accordance with generally accepted accounting principles ("GAAP") consistently applied throughout and among the periods covered thereby, except as indicated in the notes thereto. The audits of the Company and the Tweeter Joint Venture, as the case may be, have been conducted in all material respects in accordance with generally accepted auditing standards. The Company Financial Statements have been prepared from the books and records of the Company or the Tweeter Joint Venture, as the case may be, and the books and records of the Company and the Tweeter Joint Venture, as the case may be, are true and complete in all material respects and have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements.

         (b) The balance sheets of the Company as of February 28, 2001 and April 30, 2001 (the "LATEST BALANCE SHEETS"), including the notes thereto, make adequate provision for all material liabilities and obligations of every nature (whether accrued, absolute, contingent or otherwise and whether due or to become due) of the Company as of February 28, 2001 and April 30, 2001, respectively, and except as and to the extent set forth on such balance sheets, the Company has no material liability or obligation of any nature (whether accrued, absolute, contingent or otherwise and whether due or to become due) which would be required to be reflected or disclosed on a balance sheet, or in the notes thereto, prepared in accordance with GAAP. The Latest Balance Sheets have been prepared on a basis consistent with the accounting principles and practices used in preparing previous balance sheets provided to the Buyer. A true and correct copy of the April 30, 2001 balance sheet is attached as Section 4.13(b) of the Company's Disclosure Schedule.

         (c) No facts or circumstances exist which would give the Company reason to believe that a material liability or obligation that, in accordance with GAAP applied on a consistent basis, should have been reflected or disclosed on such balance sheets, was not so reflected or disclosed.

     4.14. COMPANY REPORTS. The Company has filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed, with (i) the Securities and Exchange Commission ("SEC") pursuant to the Securities Act or the Exchange Act, and (ii) any applicable state securities authorities (all such reports and statements are collectively referred to herein as the "COMPANY REPORTS"). As of their respective dates, no such Company Reports filed with the SEC contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed as of a later date shall be deemed to modify information as of an earlier date.

     4.15. INVENTORY. All inventories reflected in the Latest Balance Sheets or included in the assets of the Company are of good and merchantable quality and are salable in the ordinary course of business (in the case of inventory held for sale) or currently usable (in the case of other inventory). The value of the inventories reflected in the Latest Balance Sheets are stated in accordance with GAAP applied on a consistent basis. Except as set forth on Section 4.15 of the Company Disclosure Schedule, the inventory contains no obsolete or outdated items.

     4.16. RELATIONSHIP WITH VENDORS, MANUFACTURERS, AND RESELLERS. The Company's business relationship with vendors, manufacturers, and resellers ("BUSINESS VENDORS") with whom it has business dealings are generally satisfactory. Section 4.16 of the Company Disclosure Schedule sets forth a list of the one hundred (100) largest Business Vendors, based on sales from February 28, 2001 to the date hereof. The Company does not now have a material dispute with any Business Vendor. In the past two years the Company has not received any written notice that indicates dissatisfaction with the Company's performance of its obligations to its Business Vendors. No notice has been received by the Company with respect to the possible termination or modification of any relationship with a Business Vendor, including but not limited to modifications in co-op funds, rebates or marketing funds, and the Company has no reason to believe that any business or financial relationship with a Business Vendor is likely to be adversely affected by consummation of the Merger.

     4.17. AUTHORIZED REPRESENTATIVE. Set forth on Section 4.17 of the Company Disclosure Schedule is a complete list and description of the vendors and manufacturers for which the Company is an authorized representative ("VENDOR RELATIONSHIPS"). Except as disclosed in Schedule 4.17 of the Company's Disclosure Schedule, no notice has been received with respect to the possible termination or modification of any Vendor Relationship and the Company has no reason to believe that any Vendor Relationship will be adversely affected by consummation of the Merger.

     4.18. RETURN POLICY; WARRANTY AND PRODUCT LIABILITY CLAIMS.

         (a) Section 4.18 of the Company Disclosure Schedule contains a true and complete description of the Company's return policy for the business of the Company, including, without limitation, a description of the circumstances under which cash or merchandise refunds are given or goods are repaired by Company or the original manufacturer.

         (b) Neither the Company nor any officer or director of the Company is or has been a defendant in any product liability litigation relating to any product sold by the Company, and no such litigation is or has been threatened.

     4.19. CUSTOMER COMPLAINTS. Set forth on Section 4.19 of the Company Disclosure Schedule is a description of all customer complaints received by the Company over the past year, other than one-time, non-systemic complaints received in the normal course of the Company's business.

     4.20. CUSTOMER LISTS. As of April 30, 2001, the Company had a total of approximately 1.3 million customers of which approximately 750,000 have made purchases in the last 12 months.

     4.21. ACCOUNTS RECEIVABLE; ACCOUNTS PAYABLE.

         (a) All accounts receivable and vendor accounts receivable, reflected in the Latest Balance Sheets or generated since the date of the Latest Balance Sheets (the "LATEST BALANCE SHEET DATE"), arose in the ordinary course of business and are fully collectible in the ordinary course of business, at the face amount thereof less any reserve reflected in the Latest Balance Sheets and are not subject to counterclaim, setoff or other reduction. Set forth on Section 4.21(a) of the Company Disclosure Schedule is a true, correct and complete list, including aging information, of all such accounts receivable and vendor accounts receivable as of the Latest Balance Sheet Date.

         (b) Set forth on Section 4.21(b) of the Company Disclosure Schedule is a true, correct and complete list, including aging information, of all of the Company's accounts payable as of the Latest Balance Sheet Date.

     4.22. NO UNDISCLOSED LIABILITIES. The Company does not have any direct or indirect debts, liabilities or obligations, including any liability for Taxes, whether known or unknown, absolute, accrued, contingent or otherwise ("LIABILITIES"), except (a) Liabilities fully reflected in the Latest Balance Sheets and related financial statement notations; (b) accounts payable and Liabilities incurred in the ordinary course of business and consistent with past practice since the

Latest Balance Sheet Date; (c) obligations to be performed in the ordinary course of business, consistent with past practice, under the Material Contracts (as defined in Section 4.26) or under agreements not required to be disclosed pursuant to Section 4.25 and (d) Liabilities disclosed in Company Reports. The Company does not and will not have any obligations for severance costs, vacation pay or sick leave associated with any employee of the Company in excess of $10,000, other than obligations that are satisfied prior to the Effective Time. Except as disclosed on Section 4.22 of the Company Disclosure Schedule, the Company does not and will not have any obligations for warranty repair or replacement, or otherwise in connection with the sale of materials, products, services or supplies.

     4.23. ABSENCE OF CERTAIN CHANGES OR EVENTS. Since February 28, 2001, except as contemplated by this Agreement, the Company has conducted its business only in the ordinary course and in manners consistent with past practice and, since February 28, 2001, except as set forth in Section 4.23 of the Company Disclosure Schedule, there has not been (a) either individually or in the aggregate, any Material Adverse Effect, (b) any material damage, destruction or loss with respect to any property or asset of the Company, (c) any change by the Company in its accounting methods, principles or practices, other than changes required by applicable law or GAAP or regulatory accounting as concurred in by the Company's independent accountants, (d) any revaluation by the Company of any asset, including, without limitation, any writing down of the value of inventory or writing off of notes or accounts receivable, other than in the ordinary course of business consistent with past practice, (e) any entry by the Company into any contract or commitment of more than $100,000, (f) any declaration, setting aside or payment of any dividend or distribution in respect of any Equity Interest of the Company or any redemption, purchase or other acquisition of any of its securities, (g) any increase in or establishment of any insurance, severance, retention, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or the taking of any other material action not in the ordinary course of business with respect to the compensation or employment of directors, officers or employees of the Company,
(h) any strike, work stoppage, slowdown or other labor disturbance, (i) any material election made by the Company for federal or state income tax purposes,
(j) any material liability or obligation of any nature (whether accrued, absolute, contingent or otherwise and whether due or to become due), including without limiting the generality of the foregoing, liabilities as guarantor under any guarantees or liabilities for taxes, other than in the ordinary course of business consistent with past practice, (k) any forgiveness or cancellation of any material indebtedness or material contractual obligation, (l) any mortgage, pledge, lien or lease of any assets, tangible or intangible, of the Company with a value in excess of $25,000 in the aggregate, (m) any acquisition or disposition of any assets or properties (not including inventory acquired or disposed of in the ordinary course of business consistent with past practice) having a value in excess of $100,000, or any contract for any such acquisition or disposition entered into, or (n) any lease of real or personal property entered into, other than in the ordinary course of business consistent with past practice.

     4.24. NO BONUSES OR OTHER PAYMENTS TO EMPLOYEES, DIRECTORS, OFFICERS. Since February 28, 2001, except as disclosed on Section 4.24 of the Company Disclosure Schedule, the Company has not (a) paid or agreed to pay any bonus or any other increase in the compensation payable or to become payable, or (b) granted or agreed to grant any bonus, severance, retention or termination pay, or entered into any contract or arrangement to grant any bonus, severance, retention or termination pay, to any director, officer or employee of the Company.

     4.25. AGREEMENTS, CONTRACTS AND COMMITMENTS. Except as disclosed in Section
4.25 of the Company Disclosure Schedule, the Company is not a party to:

         (a) any bonus, deferred compensation, pension, severance, profit-sharing, stock option, employee stock purchase or retirement plan, contract or arrangement or other employee benefit plan or other arrangement covering the Company's employees;

         (b) any employment agreement with any of the Company's employees that contains any severance pay liabilities or obligations;

         (c) any agreement for personal services or employment with any of the Company's employees that is not terminable on 30 days' (or less) notice by the Company without penalty or obligation to make payments related to such termination;

         (d) any agreement of guarantee or indemnification in an amount that is material to the Company;

         (e) any agreement or commitment containing a covenant limiting or purporting to limit the freedom of the Company to compete with any person in any geographic area or to engage in any line of business;

         (f) any lease to which the Company is a party as lessor or lessee that
(x) provides for future payments of $10,000 or more, or (y) is material to the conduct of the business of the Company;

         (g) any joint venture agreement or profit-sharing agreement;

         (h) except for trade indebtedness incurred in the ordinary course of business, any loan or credit agreements providing for the extension of credit to the Company or any instrument evidencing or related in any way to indebtedness incurred in the acquisition of companies or other entities or indebtedness for borrowed money by way of direct loan, sale of debt securities, purchase money obligation, conditional sale, guarantee, or otherwise that individually is in the amount of $5,000 or more;

         (i) any license agreement, either as licensor or licensee, or distributor, dealer, franchise, manufacturer's representative, sales agency or other similar agreement or commitment;

         (j) any agreement or arrangement for the assignment, sale or other transfer by the Company of any agreement or lease (or right to payment thereunder) by which it leases materials, products or other property to a third party;

         (k) any contract or agreement that provides any discount other than pursuant to the Company's standard discount terms;

         (l) any agreement or commitment for the acquisition, construction or sale of fixed assets owned or to be owned by the Company;

         (m) any current agreement or commitment, not elsewhere specifically disclosed pursuant to this Agreement, to which present or former directors, officers or Affiliates of the Company or any of their "ASSOCIATES" (as defined in the rules and regulations promulgated under the Securities Act) are parties;

         (n) any agreement or arrangement for the sale of any of the assets, properties or rights of the Company (other than in the ordinary course of business) or for the grant of any preferential rights to purchase any of its assets, properties or rights or any material agreement that requires the consent of any third party to the transfer and assignment of any of its assets, properties or rights;

         (o) any contract providing for the payment of a commission or other fee calculated as or by reference to the volume of web traffic or a percentage of the profits or revenues of the Company or of any business segment of the Company;

         (p) any contract or agreement not described above involving the payment or receipt by the Company of more than $25,000, or, in the case of contracts involving payments by the Company, which cannot be terminated by it on 30 days' notice without penalty, cost or liability; or

         (q) any contract or agreement not described above that is material to the business, operations, assets, financial condition, results of operations, properties or prospects of the Company, including without limitation, agreements relating to web site development and operations; marketing, promotion, affiliate and advertising, including search engine referrals and Internet private labeling; fulfillment operations; and telephone, credit card and freight carrier services.

     4.26. CONTRACTS IN FULL FORCE AND EFFECT. All agreements, contracts, plans, leases, instruments, arrangements, licenses and commitments designated with an "M" on Attachment 4.25 to Section 4.25 of the Company Disclosure Schedule ("MATERIAL CONTRACTS") are valid and in full force and effect. The Company has not, nor to the knowledge of the Company has any other party thereto, breached any provision of, or defaulted under the terms of, nor are there any facts or circumstances (including, without limitation, the proposed consummation of the transactions contemplated hereby) that would reasonably indicate that the Company will or may be in such breach or default under, any such contract, agreement, instrument, arrangement, commitment, plan, lease or license. No notice has been received by the Company with respect to the possible termination or modification of any Material Contract, and the Company has no reason to believe that any business or financial relationship with any party to a Material Contract is likely to be adversely affected by consummation of the Merger.
Section 4.25 of the Company Disclosure Schedule correctly identifies each such contract the provisions of which would be limited or otherwise adversely affected by this Agreement or the consummation of the Merger and each such contract that requires the consent of a third party in order to have such contract remain in full force and effect after consummation of the Merger. The Company has provided

Buyer with a true, correct and complete copy of each contract listed on Section
4.25 of the Company Disclosure Schedule, including all amendments thereto.

     4.27. ENVIRONMENTAL LIABILITY. There is no litigation or other proceeding seeking to impose, or that could reasonably result in the imposition on the Company of, any liability arising under any of the Environmental Laws, pending or, to the knowledge of the Company, threatened or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome against the Company; there is no reason for any such potential litigation that would impose any such liability; and the Company is not subject to any agreement, order, judgment, decree, or memorandum by or with any court, Governmental Entity, regulatory authority or agency, or third party imposing any such liability.

     4.28. ABSENCE OF LITIGATION. Except as set forth in Section 4.28 of the Company Disclosure Schedule, the Company is not a party to any, and there are no pending, or to the knowledge of the Company, threatened, legal, administrative, arbitral or other material claims, actions, proceedings or investigations of any nature, against the Company or any property or asset of the Company, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, and no facts or circumstances have come to the attention of the Company which could cause it to believe that a material claim, action, proceeding or investigation against or affecting the Company could reasonably be expected to occur. Neither the Company nor any property or asset of the Company is subject to any order, writ, judgment, injunction, decree, determination or award which restricts the Company's ability to conduct business in any area in which it presently does business or which has or could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

     4.29. EMPLOYEE BENEFIT PROGRAMS. Section 4.29 of the Company Disclosure Schedule contains a true, correct and complete list of all pension, profit sharing, retirement, deferred compensation, welfare, insurance, disability, bonus, vacation pay, severance pay and other similar plans, programs or agreements, and every material personnel policy, whether reduced to writing or not, relating to any persons employed by the Company and maintained at any time by the Company or by any other member of a controlled group of corporations, group of trades or businesses under common control or affiliated service group which includes the Company (defined in accordance with Section 414(b), (c) and (m) of the Code) (each, an "ERISA AFFILIATE") (collectively, the "COMPANY PLANS"). The Company has made available to Buyer true, correct and complete copies of all the Company Plans that have been reduced to writing, together with all documents establishing or constituting any related trust, annuity contract, insurance contract or other funding instrument, and summaries of those that have not been reduced to writing. With respect to any "defined benefit plan," as defined in Section 3(35) of ERISA, the Company has made available a copy of the latest annual actuarial report, and with respect to all the Company Plans the latest Forms 5500. Except as to benefits provided in accordance with each of the Company Plans, neither the Company nor any Affiliate has any obligation or other employee benefit plan liability under applicable law; nor has the Company or Affiliate ever been obligated to contribute to any "multiemployer plan," as defined in Section 3(37) of ERISA.

     4.30. EMPLOYEES. Section 4.30 of the Company Disclosure Schedule lists each employee or consultant of the Company, as well as each employee's and consultant's date of hire, title, department, leave status, current salary/rate of compensation, current bonus eligibility, date of last review and salary/bonus increase, accrued vacation, retention or severance eligibility and accrued sick time and for each of 2001 year to date and 2000 each employee's or consultant's salary, bonus, commissions and total compensation paid. No such employee or consultant has given the officers or the human resources department of the Company any notice of his/her specific plan to terminate his/her employment relation on a date prior to the Effective Time. All employees of the Company are in good standing under the Company's employment policies and manuals.

     4.31. LABOR MATTERS.

         (a) No work stoppage involving the Company is pending or, to the knowledge of the Company, threatened. The Company is not involved in, nor, to the knowledge of the Company, is the Company threatened with or affected by, any dispute, arbitration, lawsuit or administrative proceeding relating to labor or employment matters which might reasonably be expected to interfere in any material respect with the business activities of the Company. No employee of the Company is represented by any labor union, and no labor union is attempting to organize employees of the Company.

         (b) The Company has not implemented and does not intend to implement a "plant closing" or a "mass layoff" within the meaning of the Worker Adjustment and Retraining Notification Act ("WARN ACT"), 29 U.S.C. (S)2101 et seq., or any similar state law or regulation.

     4.32. REAL PROPERTY AND LEASES.

         (a) The Company does not own any real property.

         (b) The Company has received no notice of violation of any applicable zoning regulation, ordinance or other law, order, regulation or requirement relating to the Company's properties.

         (c) All leases of real property leased for the use or benefit of the Company to which the Company is a party, and all amendments and modifications thereto, are in full force and effect, and there exists no default under any such lease by the Company, nor, to the knowledge of the Company, has any event occurred which with notice or lapse of time or both would constitute a material default thereunder by the Company.

         (d) Section 4.32 of the Company Disclosure Schedule sets forth a description (including the street address) of all real property leased by the Company. No premises other than such leased properties are used in the Business.

     4.33. TAXES AND TAX RETURNS. Except as disclosed in Section 4.33 of the Company Disclosure Schedule, the Company represents to Buyer as follows:

         (a) Each of the Company and its subsidiaries has filed all Tax Returns that it was required to file, and prior to the Closing Date will file all Tax Returns for the fiscal year ended February 28, 2001 ("2001 TAX RETURNS"), whether or not such 2001 Tax returns are due as of the Closing Date. All such Tax Returns were (or will be) correct and complete in all respects.

All Taxes owed by any of the Company and its subsidiaries (whether or not shown on any Tax Return) have been paid, including all Taxes shown on the 2001 Tax Returns. Neither the Company nor its subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Company and its subsidiaries do not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens on any of the assets of the Company or its subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax.

         (b) Each of the Company and its subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

         (c) No director or officer (or employee responsible for Tax matters) of the Company and its subsidiaries expects any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Company or its subsidiaries either
(A) claimed or raised by any authority in writing or (B) as to which the directors or officers (or employee responsible for Tax matters) of the Company and its subsidiaries have knowledge based upon personal contact with any agent of such authority. Section 4.33 of the Company Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to any of the Company and its subsidiaries for taxable periods ended on or after February 28, 1998, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The Company has delivered to Buyer correct and complete copies of all federal income Tax Returns, examination reports, and statement of deficiencies assessed against or agreed to by the Company or any of its subsidiaries since February 28, 1998.

         (d) None of the Company and its subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

         (e) None of the Company and its subsidiaries has filed a consent under Code section 341(f) concerning collapsible corporations. None of the Company and its subsidiaries has made any payment, is obligated to make any payment, or is a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code section 280G or Code section 162(m). None of the Company and its subsidiaries has been a United States real property holding corporation within the meaning of Code section 897(c)(2) during the applicable period specified in Code section 897(c)(1)(A)(ii). None of the Company and its subsidiaries is a party to any Tax allocation or sharing agreement. None of the Company and its subsidiaries (i) has been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than, for purposes of filing consolidated U.S. federal income tax returns, a group the common parent of which was the Company) or (ii) has any Liability for the Taxes of any Person under Treasury Regulation section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract or otherwise.

         (f) Section 4.33 of the Company Disclosure Schedule sets forth the following information with respect to each of the Company and its subsidiaries as of the most recent practicable date (as well as on an estimated pro forma basis as of the Closing Date giving effect to the consummation of the transactions contemplated hereby):
(A) the basis of the Company or subsidiary in its assets; (B) the basis of the stockholder(s) of the subsidiary in its stock (or the amount of any Excess Loss Account); (C) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax, or excess charitable contribution allocable to the Company or subsidiary, and the date on which such amounts arose; and (D) the amount of any Deferred Intercompany Transaction.

         (g) The unpaid Taxes of the Company and its subsidiaries (i) did not, as of the Latest Balance Sheet Date, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Latest Balance Sheets (rather than in any notes thereto) and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its subsidiaries in filing its Tax Returns.

         (h) None of the Company and its subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date under Code section 481(c) (or any corresponding or similar provision of state, local or foreign income Tax law);
(B) "closing agreement" as described in Code section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (C) Deferred Intercompany Transaction or Excess Loss Account; (D) installment sale or open transaction disposition made on or prior to the Closing Date; or (E) prepaid amount received on or prior to the Closing Date.

         (i) The Company has not experienced an "ownership change" described in section 382 of the Code.

         (j) Each of CMP Sub and Vendor Sub has always participated in the filing of a consolidated federal income tax return with the Company as common parent.

         (k) For federal income tax purposes, Holdings Sub has since its formation been treated as a disregarded entity.

         (l) For federal income tax purposes, the Tweeter Joint Venture has since its formation been treated as a partnership. As of the date hereof, the amount of the Company's capital account in the Tweeter Joint Venture was $3,018,425. The Company has a 50% percent interest in the profits, and a 50% percent interest in the losses, of the Tweeter Joint Venture.

     4.34. INSURANCE. The Company has made available to Buyer true and complete copies of all material policies of insurance of the Company currently in effect. All of the policies relating to insurance maintained by the Company with respect to its material properties and the conduct of its business in any material respect (or any comparable policies entered into as a replacement therefor) are in full force and effect and the Company has not received any notice of cancellation with respect thereto. All life insurance policies on the lives of any of the current and former officers of the Company which are maintained by the Company or which are otherwise included as assets on the books of the Company (i) are, or will be at the Effective Time, owned by the Company, free and clear of any claims thereon by the officers or members of their families, except with respect to the death benefits thereunder, as to which the Company agrees that there will not be an amendment prior to the Effective Time without the consent of Buyer, and (ii) are accounted for properly as assets on the books of the Company, as applicable, in accordance with GAAP in all material respects. The Company does not have any material liability for unpaid premiums or premium adjustments not properly reflected on such the Company financial statements delivered to Buyer hereunder.

     4.35. STATE TAKEOVER LAWS. The Board of Directors or other managing body of Company has approved the transactions contemplated by this Agreement and taken all other requisite action such that the provisions of the laws of the Delaware General Corporate Law and any provisions of the Company's Organizational Documents relating to special voting requirements for certain business combinations will not apply to this Agreement or any of the transactions contemplated hereby or thereby.

     4.36. COMPETING INTERESTS. None of the Company or any director or officer of the Company, or, to the knowledge of the Company, any agent or employee of the Company, or any Affiliate or immediate family member of any of the foregoing
(a) owns, directly or indirectly, an interest in any entity that is a competitor, customer or supplier of the Company or that otherwise has material business dealings with the Company or (b) is a party to, or otherwise has any direct or indirect interest opposed to the Company under, any Material Agreement or other business relationship or arrangement material to the Company, provided that the foregoing will not apply to any investment in publicly traded securities constituting less than 3% of the outstanding securities in such class. Neither the Company, nor any director or officer of the Company, nor, to the knowledge of the Company, any agent or employee of the Company, is a party to any non-competition, non-solicitation, exclusivity or other similar agreement that would in any way restrict the business or activities of the Company or Buyer.

     4.37. INTERESTS OF COMPANY INSIDERS. No director, officer, agent or employee of the Company, or any Affiliate or immediate family member (each, a "COMPANY INSIDER") of any of the foregoing, (a) has any interest in any property, real or personal, tangible or intangible, including Intellectual Property used in or pertaining to the business of the Company, except for the normal rights of a shareholder, and except for rights under existing employee benefit plans or (b) is owed any money by the Company.

     4.38. INTELLECTUAL PROPERTY.

         (a) For purposes of this Agreement, "INTELLECTUAL PROPERTY" means all
(i) patents, copyrights and copyrightable works, trademarks, service marks, trade names, service names, brand names, logos, trade dress, Internet domain names and all goodwill symbolized thereby and appurtenant thereto; (ii) trade secrets, inventions, technology, know-how, proprietary information, research material, specifications, surveys, designs, drawings and processes; (iii) artwork, photographs, editorial copy and materials, formats and designs, including without limitation all content currently or previously displayed through Internet sites owned or operated by the Company; (iv) customer, partner, prospect and marketing lists, market research data, sales data and traffic and user data; (v) registrations, applications, recordings, common law rights,

"moral" rights of authors, licenses (to or from the Company) and other agreements relating to any of the foregoing; (vi) rights to obtain renewals, reissues, extensions, continuations, divisions or equivalent extensions of legal protection pertaining to the foregoing; and (vii) claims, causes of action or other rights at law or in equity arising out of or relating to any infringement, misappropriation, distortion, dilution or other unauthorized use or conduct in derogation of the foregoing occurring prior to the Closing.

         (b) Section 4.38(b) of the Company Disclosure Schedule lists all registered patents, copyrights, trademarks and service marks owned by the Company or a Company Subsidiary.

         (c) The Company or a Company Subsidiary owns or otherwise has the right to use pursuant to Material Contracts (or standard form "shrink wrap" license agreements for software regularly available in retail sales) all Intellectual Property used by the Company or a Company Subsidiary in connection with or necessary to the operation of the Business, without infringing on to the rights of any person. The Company is not obligated to pay any royalty or other consideration to any person in connection with the use of any such Intellectual Property.

         (d) No claim has been asserted against the Company to the effect that the use of any Intellectual Property by the Company infringes the rights of any person. To the knowledge of the Company, no other person is currently infringing upon the rights of the Company with respect to the Intellectual Property.

         (e) The Intellectual Property owned by the Company or a Company Subsidiary or which the Company or a Company Subsidiary otherwise has the right to use as of the Closing is sufficient as of the Closing Date for the uses of the Business as Currently Conducted. The Company or a Company Subsidiary has obtained all licenses and consents and has paid all royalties necessary to enable Buyer to continue using the Intellectual Property after the Closing in the manner it is currently being used or has been committed to be used.

     4.39. COMPANY SOFTWARE.

         (a) Section 4.39 of the Company Disclosure Schedule sets forth a true and complete list of all software programs, systems and applications (A) designed or developed or under development by employees of the Company or by consultants on the Company's behalf including all documentation therefor (the "OWNED SOFTWARE") or (B) licensed by the Company from any third party or constituting "off-the-shelf" software (the "LICENSED SOFTWARE"), in each case that is manufactured or used by the Company in the operation of its business (collectively, the "SOFTWARE") and, in the case of Licensed Software, Section
4.39 of the Company Disclosure Schedule identifies each license agreement with respect thereto.

         (b) All of the Owned Software are original works of authorship and are protected by the copyright laws of the United States. The Company owns all right, title and interest in and to the Owned Software, and all copyrights thereto, free and clear of all Liens, claims, encumbrances, charges, pledges, restrictions or rights of third parties of any kind whatsoever ("ENCUMBRANCES"), and has not sold, assigned, licensed, distributed or in any other way disposed of or subjected the Owned Software to any Encumbrance. None of the Owned

Software incorporates, is based on or is a derivative work of any third party code that is subject to the terms of a public source license or otherwise imposes conditions on the terms and conditions under which the Owned Software may be used or distributed. To the knowledge of the Company, no other person is currently infringing upon the rights of the Company with respect to the Owned Software. No claim has been asserted against the Company to the effect that the use of any Owned Software by the Company infringes the rights of any person.

         (c) The Licensed Software is validly held and used by the Company and may be used by the Company pursuant to the applicable license agreement with respect thereto without the consent of, notice to, or payment of any royalty or any other fee to any third party and is fully and freely utilizable by the Buyer without the consent of, notice to or payment of any royalty to any third party. All of the Company's computer hardware has validly licensed software installed therein and the Company's use thereof does not conflict with or violate any such license. No claim has been asserted against the Company to the effect that the use of any Licensed Software by the Company infringes the rights of any person.

         (d) To the knowledge of the Company, the Software is free from any significant software defect, is free from any programming, documentation error or virus ("BUGS") not consistent with commercially reasonable industry standards acceptable for such Bugs, operates and runs in a reasonable and efficient business manner, conforms to the specifications thereof, and, with respect to the Owned Software, the applications can be compiled from their associated source code without undue burden.

         (e) The Company has not altered its data, or any Software or supporting software that may in turn damage the integrity of the data, whether stored in electronic, optical or magnetic or other form. The Company has made available to Buyer all documentation in its possession relating to the use, maintenance and operation of the Software, all of which is true and accurate in all material respects (to the Company's knowledge, with respect to the Licensed Software).

         (f) The Software owned or licensed by the Company as of the Closing is sufficient as of the Closing Date for the uses of the Business as it is Currently Conducted.

     4.40. INVESTMENT BANKER. Except as set forth in Section 4.40 of the Company Disclosure Schedule, no broker, finder or investment banker, is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. Details of the amount payable to the investment banker are set forth in such Section 4.40 of the Company Disclosure Schedule.

     4.41. COMPANY INFORMATION. The information relating to Company and its Affiliates to be contained in the Proxy Statement-Prospectus, or any other statement or application filed with any other Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement, will not contain as of the date of such Proxy Statement-Prospectus and as of the date of the Special Meeting (defined in Section 6.05) any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes and will make no representation or warranty with respect to any information supplied by Buyer which is contained in any of the foregoing documents. The Proxy Statement-Prospectus (except for such portions thereof that relate only to Buyer and its Affiliates) will comply in all material respects with the provisions of the Securities Laws and the rules and regulations thereunder.

     4.42. DISCLOSURE. No representation or warranty contained in this Agreement, and no statement contained in any Schedule, certificate, list or other writing furnished to Buyer pursuant to the provisions hereof, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances in which they are made, not misleading. No information believed by the Company to be material to the Merger and which is necessary to make the representations and warranties herein contained, taken as a whole, not misleading, has been withheld from, or has not been delivered in writing to, Buyer.

               ARTICLE V. REPRESENTATIONS AND WARRANTIES OF BUYER

     Buyer hereby represents and warrants to the Company that:

     5.01. CORPORATE ORGANIZATION. The Buyer is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware. The Buyer has the requisite power and authority and all necessary governmental approvals to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction where the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary.

     5.02. AUTHORITY. The Buyer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of the Buyer (the "BUYER BOARD"). This Agreement has been duly and validly executed and delivered by the Buyer and constitutes a valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms.

     5.03. CAPITALIZATION OF BUYER.

         (a) The authorized Equity Interest of Buyer consists of 100,000,000 shares of common stock, $.01 par value per share and 10,000,000 shares of preferred stock, $.01 par value per share, of which 24,419,525 shares of common stock and no shares of Preferred Stock are issued and outstanding.

         (b) Except for options to acquire not more than 2,739,414 shares of Buyer Common Stock pursuant to stock options outstanding as of the date hereof under the Buyer's Stock Option Plans, as of the date of this Agreement there are no outstanding subscriptions, options, warrants, calls or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Equity Interest of Buyer or obligating Buyer to issue or sell any Equity Interests of, or other equity interests in, Buyer.

         (c) Buyer Common Stock is listed on the Nasdaq National Market System.

     5.04. NO CONFLICT. Neither the execution, delivery and performance of this Agreement by the Buyer, nor the consummation by the Buyer of the transactions contemplated hereby, nor compliance by the Buyer with any of the terms or provisions hereof, will (i) conflict with, violate or result in a breach of any provision of the Organizational Documents or By-Laws of the Buyer, or (ii) conflict with, violate or result in a breach of any statute, code, ordinance, rule, regulation, order, writ, judgment, injunction or decree applicable to the Buyer, or by which any property or asset of the Buyer is bound.

     5.05. CONSENTS AND APPROVALS. The execution, delivery and performance of this Agreement by the Buyer does not require any consent, approval, authorization or permit of, or filing with or notification to any Governmental Entity or with any third party, (A) applicable requirements, if any, of state takeover laws, (B) filing and recordation of appropriate merger documents as required by the laws of the State of Delaware; and (C) compliance with applicable requirements, if any, of the Securities Act, the Exchange Act, state securities laws, the pre-Merger notification requirements of the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended or Foreign Competition Laws. The Buyer is not aware of any reason why the approvals, consents and waivers referred to herein should not be obtained.

     5.06. FINANCIAL STATEMENTS. The Buyer has previously made available to the Company copies of (i) the consolidated balance sheets of the Buyer and its subsidiaries as of December 31 for the fiscal years 1999 and 2000 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the fiscal years 1998 through 2000, inclusive, as reported in the Buyer's 2000 Annual Report on Form 10-K, and (ii) the unaudited consolidated financial statements of Buyer and its subsidiaries as of March 31, 2000 and March 31, 2001 as reported on the Buyer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, and the related unaudited consolidated statements of income, changes in stockholders' equity and cash flows for the three month period then ended. The December 31, 2000 consolidated balance sheet of the Buyer (including the related notes, where applicable) fairly presents in all material respects the consolidated financial position of the Buyer and its subsidiaries as of the date thereof, and the other financial statements referred to in this
Section 5.06 (including the related notes where applicable) fairly present in all material respects (subject, in the case of the unaudited statements, to audit adjustments normal in nature and amount and the addition of customary notes), the results of the consolidated operations and changes in shareholders' equity and consolidated financial position of the Buyer for the respective fiscal periods or as of the respective dates therein set forth and each of such statements (including the related notes, where applicable) has been prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q under the Exchange Act.

     5.07. BUYER REPORTS. The Buyer has filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed, with (i) the Securities and Exchange Commission ("SEC") pursuant to the Securities Act or the Exchange Act, and (ii) any applicable state securities authorities (all such reports and statements are collectively referred to herein as the "BUYER REPORTS"). As of their respective dates, no such Buyer Reports filed with the SEC contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed as of a later date shall be deemed to modify information as of an earlier date.

     5.08. ABSENCE OF CERTAIN CHANGES OR EVENTS. Since December 31, 2000, there has not been either individually or in the aggregate any Material Adverse Effect with respect to the Buyer.

     5.09. BUYER INFORMATION. The information relating to Buyer to be contained in the Proxy Statement- Prospectus (as contemplated by Section 8.01) or any other statement or application filed with any governmental body in connection with the Merger and the other transactions contemplated by this Agreement will not contain as of the date of such Proxy Statement-Prospectus or filing any untrue statement of a material fact or omit to state a material fact necessary to make such information not misleading. Notwithstanding the foregoing, Buyer makes and will make no representation or warranty with respect to any information supplied by Company which is contained in any of the foregoing documents. The Proxy Statement-Prospectus (except for such portions thereof that relate only to the Company or its Affiliates) will comply in all material respects with the provisions of the Securities Laws and the rules and regulations thereunder.

     5.10. BUYER SUB.

         (a) Upon its formation, Buyer Sub will be a corporation, duly organized, validly existing and in good standing under the laws of Delaware, all of the outstanding capital stock of which is, or will be prior to the Effective Time, owned directly or indirectly by Buyer free and clear of any lien, charge or other encumbrance. From and after its incorporation, Buyer Sub has not and will not engage in any activities other than in connection with or as contemplated by this Agreement.

         (b) Buyer Sub has, or will have prior to the Effective Time, all corporate power and authority to consummate the transactions contemplated hereunder and carry out all of its obligations with respect to such transactions. The consummation of the transactions contemplated hereby has been, or will have been prior to the Closing, duly and validly authorized by all necessary corporate action in respect thereof on the part of Buyer Sub.

     5.11. DISCLOSURE. No representation or warranty contained in this Agreement, and no statement contained in any Schedule, certificate, list or other writing furnished to the Company pursuant to the provisions hereof, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances in which they are made, not misleading.

                      ARTICLE VI. COVENANTS OF THE COMPANY

     6.01. CONDUCT OF BUSINESS PENDING THE MERGER.

         (a) The Company covenants and agrees that, except as contemplated by this Agreement, between the date of this Agreement and the Effective Time, unless the Buyer shall otherwise agree in writing, the Business of the Company shall be conducted only in the Company, and the Company shall not take any action except in, the usual, regular and ordinary course of business and the Company will generally conduct its business in substantially the same way as heretofore conducted, and without limiting the foregoing, the Company will continue to operate in the same geographic markets serving the same market segments. The Company shall use its reasonable best efforts to preserve substantially intact the business organization of the Company, to keep available the present services of the officers, employees and consultants of the Company and to preserve the current relationships and goodwill of the Company with customers, suppliers and other persons with which the Company has business relationships. Without limiting the generality of the foregoing, the Company shall:

          (i) maintain in full force and effect all contracts of insurance and indemnity specified in any Schedule hereto;

          (ii) repair and maintain all of its tangible properties and assets in accordance with its usual and ordinary repair and maintenance standards;

          (iii) continue to apply in full the same rigorous credit review process used by the Company prior to the Closing in determining the extent to which it will extend credit to customers or potential customers in the ordinary course of business;

          (iv) notify the Buyer of any material emergency or other material change in the operation of its business or properties and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated).

         (b) By way of amplification and not limitation of clause (a) above, the Company shall not between the date of this Agreement and the Effective Time, directly or indirectly do, or publicly announce an intention to do, any of the following without the prior written consent of Buyer through one of its authorized representatives (which representatives shall be each of its Chief Executive Officer, President and Chief Financial Officer):

          (i) amend or otherwise change its Organizational Documents or By-laws or equivalent organizational documents;

          (ii) issue, deliver, sell, pledge, dispose of, grant, encumber, or authorize the issuance, delivery, sale, pledge, disposition, grant or encumbrance of, any Equity Interests of the Company, or any options, warrants, convertible securities or other rights of any kind to acquire any such Equity Interests, or any other ownership interest, of the Company, or enter into any agreement with respect to any of the foregoing, other than in connection with the Stock Warrant Agreement and upon exercise of the Company Stock Options;

          (iii) make any distribution (by way of dividend or otherwise) with respect to its Equity Interests;

          (iv) split, combine or reclassify any of its Equity Interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its Equity Interests;

          (v) repurchase, redeem or otherwise acquire any Equity Interests of the Company, or any securities convertible into or exercisable for any of the Equity Interests of the Company;

          (vi) enter into any new line of business or materially expand the business currently conducted by the Company;

          (vii) acquire or agree to acquire, by merging or consolidating with, or by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, other business organization or any division thereof or any material amount of assets;

          (viii) incur any indebtedness for borrowed money, increase the aggregate amounts owed under the Company's existing credit facilities or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any individual, corporation or other entity, or make any loan or advance;

          (ix) lower or otherwise alter its credit card fraud review process (as more fully described in Exhibit 6.01);
                             ------------

          (x) authorize any capital expenditures of more than $25,000 in the aggregate (other than expenditure listed on Schedule 6.01(b)(x) and previously approved by Buyer);

          (xi) (A) (x) adopt, amend, renew or terminate any plan or any agreement, arrangement, plan or policy between the Company and one or more of its current or former directors, officers or employees, or (y) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or agreement as in effect as of the date hereof (including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares); or (B) enter into, modify or renew any employment, severance or other agreement with any director, officer or employee of the Company, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance, retention or other plan, agreement, trust, fund, policy or arrangement providing for any benefit to any director, officer or employee;

          (xii) pay any bonus or any compensation other than base compensation, except for payments of bonuses and other incentive compensation to sales personnel pursuant to and consistent with the written sales incentive plan which has been provided to and approved by Buyer;

          (xiii) take any action with respect to accounting methods, principles or practices, other than changes required by applicable law or GAAP or regulatory accounting as concurred in by the Company's independent accountants;

          (xiv) make any tax election or settle or compromise any federal, state, local or foreign tax liability; (xv) pay, discharge or satisfy any claim, liability or obligation, other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice;

          (xvi) sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, any of its material assets, properties or other rights or agreements;

          (xvii) take any action that is intended or reasonably can be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or any of the conditions to the consummation of the Merger and the other transactions contemplated by this Agreement set forth in Article IX not being satisfied in any material respect, or in any material violation of any provision of this Agreement;

          (xviii) enter into or renew, amend or terminate, or give notice of a proposed renewal, amendment or termination of or make any commitment with respect to, (A) any contract, agreement or lease for office space or operations space to which the Company is a party or by which the Company or its properties is bound; (B) any lease, contract or agreement other than in the ordinary course of business consistent with past practice including renewals of leases to existing tenants of the Company ; (C) regardless of whether consistent with past practices, any lease, contract, agreement or commitment involving an aggregate payment by or to the Company of more than $10,000 or requiring performance by the Company of any obligations at any time more than one year after the time of execution;

          (xix) enter into an agreement, contract, or commitment that, if entered into prior to the date hereof, would be required to be listed on a Schedule delivered to Buyer pursuant to the terms of this Agreement, including without limitation, any arrangement or contract with respect to web site development or operations; marketing, promotion, affiliate and advertising, including search engine referrals and Internet private labeling; fulfillment operations; or telephone, credit card or freight carrier services;

          (xx) amend, terminate or change in any material respect any lease, contract, undertaking, arrangement or other commitment listed in any Schedule (including without limitation its arrangements and contracts with respect to web site development and operations; marketing, promotion, affiliate and advertising, including search engine referrals and Internet private labeling; fulfillment operations; and telephone, credit card or freight carrier services) or knowingly do any act or omit to do any act, or permit an act or omission to act, that will cause a breach of any such lease, contract, undertaking, arrangement or other commitment;

          (xxi) change its pricing policies or its policies with respect to freight rates charged to customers;

          (xxii) enter into any transaction with an Insider; or

          (xxiii) agree to do any of the foregoing.

     6.02. CURRENT INFORMATION. During the period from the date of this Agreement to the Effective Time, the Company will cause one or more of its representatives to confer with representatives of Buyer and report the general status of its ongoing operations at such times as Buyer may reasonably request. Buyer will cooperate with the Company to establish a regular communications process designed to minimize disruption to the Company's ongoing operations. The Company will promptly notify Buyer of any material change in the normal course of its business or in the operation of its properties and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving the Company. The Company will also provide Buyer such information with respect to such events as Buyer may reasonably request from time to time. As soon as reasonably available, but in no event more than 45 days after the end of each fiscal quarter ending after the date of this Agreement (other than the last quarter of each fiscal year), the Company will deliver to Buyer its quarterly report on Form 10-Q under the Exchange Act, and, as soon as reasonably available, but in no event more than 90 days after the end of each fiscal year, the Company will deliver to Buyer its Annual Report on Form 10-K. The Company will deliver to Buyer all Current Reports on Form 8-K at or before the time such reports are filed with the SEC. Within 15 days after the end of each month, the Company will deliver to Buyer a consolidated balance sheet and a consolidated statement of operations, without related notes, for such month. The Company will provide Buyer with an updated list promptly upon any change to the Company's list of authorized signatories for bank accounts and safe deposit boxes.

     6.03. OTHER FINANCIAL INFORMATION.

         (a) Promptly upon receipt thereof, Company will furnish to Buyer copies of each annual, interim or special audit of the books of Company and the Company Affiliates made by its independent accountants and copies of all internal control reports submitted to Company by such accountants in connection with each annual, interim or special audit of the books of Company and the Company Affiliates made by such accountants.

         (b) As soon as practicable, Company will furnish to Buyer copies of all such financial statements and reports as it shall send to its stockholders, the SEC or any other regulatory authority, except as legally prohibited thereby.

         (c) Company will furnish to Buyer, on a daily basis, a copy of the daily operations report it furnishes to its senior management as well as cash flow status and projections, and will provide Buyer with password access to outpostreports.com.

         (d) Company will deliver to the Buyer a closing balance sheet updating the Latest Balance Sheets to a date not more than two days before the Closing, including a detailed schedule of inventory, accounts receivable and accounts payable, with aging information.

         (e) With reasonable promptness, Company will furnish to Buyer such additional financial data as Buyer may reasonably request.

     6.04. ACCESS TO INFORMATION.

         (a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, the Company shall afford to the officers, employees, accountants, counsel and other representatives of the Buyer, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, the Company shall make available to the Buyer all other information concerning its business, properties and personnel as the Buyer may reasonably request (other than information which the Company is not permitted to disclose under applicable law). Buyer will cooperate with the Company to establish a regular information dissemination process designed to minimize disruption to the Company's ongoing operations. The Company shall not be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of the Company's customers, jeopardize the attorney- client privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

         (b) All information furnished by the Company to the Buyer or its representatives pursuant hereto shall be treated as the sole property of the Company and, if the Merger shall not occur, the Buyer and its representatives shall return to the Company or destroy all of such written information and all documents, notes, summaries or other materials containing, reflecting or referring to, or derived from, such information. The Buyer shall, and shall use its reasonable efforts to cause its representatives to, keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purpose. The obligation to keep such information confidential shall continue from the date the proposed Merger is abandoned and shall not apply to (i) any information which (x) was already in the Buyer's possession prior to the disclosure thereof by the Company; (y) was then generally known to the public; or (z) was disclosed to the Buyer by a third party not bound by an obligation of confidentiality or (ii) disclosures made as required by law. It is further agreed that, if in the absence of a protective order or the receipt of a waiver hereunder the Buyer is nonetheless, in the opinion of its counsel, compelled to disclose information concerning the Company to any tribunal or governmental body or agency or else stand liable for contempt or suffer other censure or penalty, the Buyer may disclose such information to such tribunal or governmental body or agency without liability hereunder.

         (c) No investigation by any of the parties or their respective representatives shall affect the representations and warranties of the other set forth herein or any condition to the obligations of the parties hereto.

     6.05. APPROVAL OF COMPANY'S STOCKHOLDERS. Company will take all reasonable steps necessary to duly call, give notice of, solicit proxies for, convene and hold a special meeting (the "SPECIAL MEETING") of its stockholders as soon as practicable for the purpose of approving this Agreement and the transactions contemplated hereby. The date of the Special Meeting shall occur as soon as practicable following the effectiveness of the Registration Statement (as more fully described in Section 8.01) filed with the SEC. The Board of Directors of Company will recommend to Company's stockholders the approval of this Agreement and the transactions contemplated hereby and will use all reasonable efforts to obtain, as promptly as practicable, the necessary approvals by Company's stockholders of this Agreement and the transactions contemplated hereby, provided, however, that nothing contained herein shall prohibit the Board of Directors of Company from failing to make such a recommendation or modifying or withdrawing its recommendation, if such Board shall have concluded in good faith with the advice of counsel that such action is required to prevent such Board from breaching its fiduciary duties to the stockholders of Company, and no such action shall constitute a breach of this Agreement. Nothing in this Section 6.05 shall have any effect on the validity of the irrevocable proxies delivered to Buyer by the Company's directors and certain key employees simultaneously with the execution of this Agreement.

     6.06. FAILURE TO FULFILL CONDITIONS. In the event that Company determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify Buyer.

     6.07. ALL REASONABLE EFFORTS. Subject to the terms and conditions herein provided, Company agrees to use all reasonable efforts to take, or cause to be taken, all corporate or other action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

     6.08. UPDATE OF DISCLOSURE SCHEDULES. From time to time prior to the Effective Time, the Company will promptly supplement or amend the Company Disclosure Schedule to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in the Company Disclosure Schedule or which is necessary to correct any information in the Company Disclosure Schedule which has been rendered inaccurate thereby. No supplement or amendment to the Company Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Section 9.02(a) hereof or the compliance by the Company with the covenants set forth in Article VI and Article VIII hereof.

     6.09. NO SOLICITATION. The Company shall not, directly or indirectly, through any officer, director, agent or otherwise, solicit, initiate or encourage the submission of any proposal or offer from any person relating to any acquisition or purchase of any Equity Interests in the Company or all or (other than in the ordinary course of business) any material portion of the assets of the Company or any business combination with the Company, or, except to the extent legally required in the discharge of their fiduciary duties, recommend or endorse, or participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate, any effort or attempt by any other person to do or seek any of the foregoing. The Company shall immediately cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. The Company shall immediately notify Buyer if any such proposal or offer, or any inquiry or contact with any person with respect thereto, is made and shall, in any such notice to Buyer, indicate in reasonable detail the terms and conditions of such proposal, offer, inquiry or contact and include with such notice and description the identity of the person making the proposal, offer, inquiry or contact and any written materials received by the Company regarding any proposal, offer, inquiry or contact. The Company agrees to provide copies of all correspondence (electronic or otherwise) with any person regarding any proposal, offer, inquiry or contact and also agrees not to release any third party from, or waive any provision of, any confidentiality or standstill agreement to which such the Company is a party.

                        ARTICLE VII. COVENANTS OF BUYER

     7.01. CONDUCT OF BUSINESS PENDING THE MERGER. During the period from the date of this Agreement and continuing until the Effective Time, the Buyer shall not, and shall not permit any of its subsidiaries to, take any action that is intended or which reasonably can be expected to result in any of its representations and warranties set forth in this Agreement being untrue in any material respect, or in any of the conditions to the Merger or other transactions contemplated in this Agreement as set forth in Article IX not being satisfied in any material respect, or in a material violation of any provision of this Agreement, except, in every case, as may be required by applicable law; provided that nothing herein contained shall preclude Buyer from exercising its rights under the Stock Warrant Agreement or taking any action Previously Disclosed.

     7.02. CURRENT INFORMATION. As soon as reasonably available, but in no event more than 45 days after the end of each calendar quarter ending after the date of this Agreement (other than the last quarter of each fiscal year ending December 31), Buyer will deliver to the Company its quarterly report on Form 10-Q under the Exchange Act, and, as soon as reasonably available, but in no event more than 90 days after the end of each fiscal year, Buyer will deliver to the Company its Annual Report on Form 10-K. Buyer will deliver to the Company all Current Reports on Form 8-K promptly after such reports are filed with the SEC. As soon as practicable, Buyer will furnish to the Company copies of all such financial statements and reports as it shall send to its stockholders, the SEC or any other regulatory authority, except as legally prohibited thereby.

     7.03. FAILURE TO FULFILL CONDITIONS. In the event that Buyer determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will notify the Company within five days after it determines that it will not waive the condition.

     7.04. ALL REASONABLE EFFORTS. Subject to the terms and conditions herein provided, Buyer agrees to use all reasonable efforts to take, or cause to be taken, all corporate or other action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

     7.05. STOCK LISTING. Buyer agrees to list on the Nasdaq National Market System, subject to official notice of issuance, the shares of Buyer Common Stock to be issued in the Merger.

                   ARTICLE VIII. REGULATORY AND OTHER MATTERS

     8.01. PROXY STATEMENT-PROSPECTUS. For the purposes (x) of registering Buyer's Common Stock to be issued to holders of the Company's Common Stock in connection with the Merger with the SEC under the Securities Act and applicable state securities laws and (y) of holding the Company Special Meeting, the Buyer and the Company shall cooperate in the preparation of a registration statement (such registration statement, together with all and any amendments and supplements thereto, being herein referred to as the "REGISTRATION STATEMENT"), including a proxy statement/prospectus or statements satisfying all applicable requirements of applicable state securities and banking laws, and of the Securities Act and the Exchange Act, and the rules and regulations thereunder (such proxy statement/prospectus in the form mailed by the Company to the Company shareholders, together with any and all amendments or supplements thereto, being herein referred to as the "PROXY STATEMENT- PROSPECTUS"). The Buyer shall file the Registration Statement with the SEC. Each of the Buyer and the Company shall use their best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and the Company shall thereafter promptly mail the Proxy Statement-Prospectus to its stockholders. The Buyer shall also use its best efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such action. The Company and the Buyer shall each promptly notify the other if at any time it becomes aware that the Proxy Statement-Prospectus contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, the Company and the Buyer shall cooperate in the preparation of a supplement or amendment to the Proxy Statement-Prospectus, which corrects such misstatement or omission, and shall cause the same to be filed with the SEC and distributed to stockholders of the Company.

     8.02. REGULATORY APPROVALS. Each of the Company and Buyer will cooperate with the other and use all reasonable efforts to prepare all necessary documentation, to effect all necessary filings and to obtain all necessary permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary to consummate the transactions contemplated by this Agreement, including without limitation the Merger. The Company and the Buyer will furnish each other and each other's counsel with all information concerning themselves, their subsidiaries, directors, officers and stockholders and such other matters as may be necessary or advisable in connection with the Proxy Statement-Prospectus and any application, petition or any other statement or application made by or on behalf of the Company or Buyer to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. The Company and the Buyer shall have the right to review and approve in advance all characterizations of the information relating to the Buyer or the Company, as the case may be, and any of their respective subsidiaries, which appear in any filing made in connection with the transactions contemplated by this Agreement with any Governmental Entity . In addition, the Company and the Buyer shall each furnish to the other a final copy of each such filing made in connection with the transactions contemplated by this Agreement with any

Governmental Entity. Each of the Buyer and the Company represents and warrants to the other that it is not aware of any reason why the approvals, consents and waivers of Governmental Entities referred to herein and in Section 4.07 and
Section 5.05 should not be obtained.

     8.03. LEGAL CONDITIONS TO MERGER. Each of the Buyer and the Company shall, and shall cause each of its subsidiaries to, use its reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its subsidiaries with respect to the Merger and, subject to the conditions set forth in Article IX hereof, to consummate the transactions contemplated by this Agreement and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by the Company or the Buyer or any of their respective subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement.

     8.04. COMPANY AFFILIATES. The Company shall use all reasonable efforts to cause each director, executive officer and other person who is an "affiliate" (for purposes of Rule 145 under the Securities Act) of such party to deliver to the other party hereto, as soon as practicable after the date of this Agreement, and prior to the date of the shareholders meeting called by the Company to approve this Agreement, a written agreement providing that such person will not sell, pledge, transfer or otherwise dispose of any shares of Buyer Common Stock to be received by such "affiliate" in the Merger otherwise than in compliance with the applicable provisions of the Securities Act and the rules and regulations thereunder.

     8.05. EMPLOYEE MATTERS.

         (a) EXISTING EMPLOYMENT AGREEMENTS. Following the Merger, Buyer shall, or shall cause the Surviving Corporation to, honor in accordance with their terms the employment agreements which have been Previously Disclosed by the Company to the Buyer.

         (b) CONTINUATION OF PLANS. Notwithstanding anything to the contrary contained herein, the Buyer shall have sole discretion with respect to the determination as to whether or when to terminate, merge or continue any employee benefit plans and programs of the Company; provided, however, that the Buyer shall continue to maintain such plans (other than stock based or incentive plans or stock funds in retirement plans) until the continuing employees of the Company are permitted to participate in the Buyer's or its Affiliates' plans.

         (c) GRANT OF STOCK OPTIONS. After Closing, the Buyer intends to grant options to purchase shares of Buyer Common Stock to existing employees of the Company in amounts and on terms generally consistent with those afforded to Buyer's similarly-situated employees. Such grants shall be conditioned upon each grantee's entering into Buyer's standard confidential information/non-compete and other agreements customarily executed by other employees of Buyer.

         (d) PARACHUTE PAYMENTS. Notwithstanding anything to the contrary contained in this Agreement, in no event shall the Company take any action or make any payments that would result, either individually or in the aggregate, in the payment of an "excess parachute payment" within the meaning of Section 280G of the Code or that would result, either individually or in the aggregate, in payments that would be nondeductible pursuant to Section 162(m) of the Code.

     8.06. CREDIT AND SUPPLY ARRANGEMENT; CROSS DEFAULT. Simultaneously with the execution of this Agreement, Company and Buyer have entered into an arrangement under which Buyer will finance the Company's inventory by supplying to the Company all product that Buyer regularly stocks at Buyer's cost (defined as invoice cost) plus 5% on net seven-day payment terms (the "CREDIT AND SUPPLY AGREEMENT"). The maximum outstanding balance under the Credit and Supply Agreement is limited to $5 million. There will also be a line of credit of up to $3 million. All obligations will be secured by all the assets of the Company, including a security interest in credit card receivables. Material breach by the Company of its obligations under the Credit and Supply Agreement shall also be deemed to be a breach of this Agreement.

     8.07. DIRECTOR AND OFFICER INDEMNIFICATION; LIABILITY INSURANCE.

         (a) Buyer hereby confirms that the indemnification obligations of the Company to its directors and officers set forth in the Company's Certificate of Incorporation and By-Laws and as provided by Delaware law, in each case as in effect on the date of this Agreement, will not be extinguished by virtue of the Merger.

         (b) For a period of six (6) years after the Effective Time, Buyer will maintain in effect and not cancel the "tail" insurance obtained by the Company prior to the Closing for the benefit of the persons who served as directors or officers of the Company before the Effective Time and relating to liabilities and claims (and related expenses) made against them resulting from their service as such prior to the Effective Time. The Company will pay no more than an aggregate of $325,000 for such insurance for the full six year period of coverage, and will consult with the Buyer prior to purchasing such insurance.

         (c) This Section 8.07 shall be construed as an agreement as to which the directors and officers of the Company are intended to be third party beneficiaries and shall be enforceable by such persons and their heirs and representatives.

     8.08. PUBLIC ANNOUNCEMENTS. So long as this Agreement is in effect, neither the Buyer nor the Company (nor any Affiliate of either) shall issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.

     8.09. ADDITIONAL AGREEMENTS. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, or to vest Buyer with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective subsidiaries shall take all such necessary action as may be reasonably requested by the Buyer.

                      ARTICLE IX. CONDITIONS TO THE MERGER

     9.01. CONDITIONS TO EACH PARTY'S OBLIGATIONS TO EFFECT THE MERGER. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

         (a) STOCKHOLDER APPROVAL. This Agreement and the transactions contemplated hereby shall have been approved in accordance with applicable law and Nasdaq National Market System policy by the requisite vote of the stockholders of the Company.

         (b) NO ORDERS, INJUNCTIONS OR RESTRAINTS; ILLEGALITY. No order, injunction or decree (whether temporary, preliminary or permanent) issued by any federal or state governmental authority or other agency or commission or federal or state court of competent jurisdiction or other legal restraint or prohibition (an "INJUNCTION") preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect and no proceeding initiated by any Governmental Entity seeking an Injunction shall be pending. No statute, rule, regulation, order, injunction or decree (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any federal or state governmental authority or other agency or commission or federal or state court of competent jurisdiction, which prohibits, restricts or makes illegal the consummation of the Merger or any of the other transactions contemplated by this Agreement.

         (c) FILINGS AND APPROVALS. All filings with and notifications to, and all approvals and authorizations of, third parties (including, without limitation, Governmental Entities and authorities) required for the consummation of the transactions contemplated by this Agreement shall have been made or obtained and all such approvals and authorizations (the "REQUISITE APPROVALS") obtained shall be effective and shall not have been suspended, revoked or stayed by action of any Governmental Entity or authority.

         (d) EFFECTIVENESS OF REGISTRATION STATEMENT. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the SEC.

         (e) NASDAQ LISTING. The shares of Buyer Common Stock to be issued in the Merger shall have been authorized for listing on the Nasdaq National Market System subject to official notice of issuance.

         (f) TAX OPINION. The Buyer and the Company shall have received the opinion of Foley, Hoag & Eliot LLP, dated as of the Closing Date, to the effect that the Merger will constitute a reorganization described in Section 368(a)(1) of the Code and that each of Buyer, Buyer Sub and the Company will be a party to the reorganization.

     9.02. CONDITIONS TO OBLIGATIONS OF THE BUYER. The obligation of the Buyer to effect the Merger is also subject to the satisfaction of or waiver by the Buyer at or prior to the Effective Time of the following conditions:

         (a) REPRESENTATIONS AND WARRANTIES. Each of the representations and warranties of the Company in this Agreement which is qualified as to materiality shall be true and correct and each such representation or warranty that is not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement, as applicable, and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date. The Buyer shall have received a certificate signed by the Chief Executive Officer, Vice President, Finance and Administration, and Vice President, Corporate Counsel, of the Company to such effect dated as of the Closing Date.

         (b) AGREEMENTS AND COVENANTS. As of the Closing Date, the Company shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants of the Company to be performed or complied with by it at or prior to the Closing Date under this Agreement, and the Buyer shall have received a certificate to such effect signed by the Chief Executive Officer, Vice President, Finance and Administration, and Vice President, Corporate Counsel, of the Company dated as of the Closing Date.

         (c) CONSENTS UNDER AGREEMENTS. The consent, approval or waiver of each person whose consent or approval shall be required in order to permit the succession by the Buyer pursuant to the Merger to any obligations, rights and interests of the Company under any contract, indenture, lease, license, permit or other agreement or instrument listed on Exhibit 9.02(c) shall have been obtained, and none of such consents, waivers or approvals shall contain any term or condition which would materially impair the value of the Company to the Buyer.

         (d) COMPANY FINANCIAL MATTERS. The Company's gross margin percentage of net sales will remain within 350 basis points (+/-) of, and operating expenses as a percentage of net sales will remain generally consistent with, the average levels maintained in the first 90 days of fiscal 2002, and the Company's tangible net worth as of August 31, 2001 shall not be less than $14 million.

         (e) NO MATERIAL ADVERSE CHANGE. There shall have been no Material Adverse Effect with respect to the Company since the Latest Balance Sheet Date.

         (f) ARRANGEMENTS WITH VENDORS AND MATERIAL CONTRACTS. The agreements, arrangements and understandings with the Business Vendors listed on Exhibit 9.02(d) and the Material Contracts listed on listed on Exhibit 9.02(d) shall be in full force and effect and the Buyer shall have received assurances reasonably satisfactory to it that such agreements, arrangements, understandings and Material Contracts will continue in effect, without adverse modifications (including but not limited to modifications in co-op funds, rebates or marketing funds), following the Effective Time.

         (g) OPINION OF THE COMPANY'S COUNSEL. The Buyer shall have received the opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., dated as of the Closing Date, in a form that is customary for transactions of this type and reasonably acceptable to Buyer.

         (h) NO BURDENSOME CONDITION. None of the Requisite Approvals shall impose any term, condition or restriction upon the Buyer or any of its subsidiaries that the Buyer reasonably determines would materially impair the value of the Company to the Buyer or be materially burdensome.

         (i) NO PARACHUTE PAYMENTS. The Company shall not have taken any action or made any payments that would not be permitted pursuant to Section 8.05(d).

         (j) TERMINATION OF COMPANY STOCK OPTIONS. The Company shall have provided evidence satisfactory to the Buyer that at least 95% of the outstanding Company Stock Options have been terminated.

         (k) GENERAL RELEASE. Each of the key stockholders and officers of the Company shall have executed and delivered to the Surviving Corporation a Release in the form of Exhibit 9.02(k).

         (l) INDIAN SUBSIDIARY. The Company shall have delivered evidence that it has terminated the operations of its Indian subsidiary without cost or liability to the Company, the Surviving Corporation or the Buyer in excess of $50,000.

         (m) TRADEMARK MATTERS. The Company shall have demonstrated in a manner reasonably satisfactory to Buyer that it owns and has the right to use and register the trademarks "Outpost.com" and "Outpost."

         (n) CLAIMS UNDER ESCROW AGREEMENTS. The Company shall have filed all appropriate notices of claim against the General Indemnity Escrow Agreement and the Specific Indemnity Escrow Agreement executed in connection with the CMPExpress.com, Inc. acquisition. Such notices of claim shall have been filed on or before the Closing Date or September 7, 2001, whichever is earlier.

         (o) NON-COMPETITION/NON-DISCLOSURE AGREEMENT. The Buyer and Darryl Peck shall have entered into a non-competition/non-disclosure agreement (commencing as of the Closing Date) in a form reasonably satisfactory to Buyer.

     9.03. CONDITIONS TO OBLIGATIONS OF THE COMPANY. The obligations of the Company to effect the Merger are also subject to the following conditions:

         (a) REPRESENTATIONS AND WARRANTIES. Each of the representations and warranties of the Buyer in this Agreement which is qualified as to materiality shall be true and correct and each such representation or warranty that is not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement, as applicable, and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date. The Company shall have received a certificate signed by the Chief Executive Officer or Chief Financial Officer of the Buyer to such effect dated as of the Closing Date.

         (b) AGREEMENTS AND COVENANTS. As of the Closing Date, the Buyer shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants of the Buyer to be performed or complied with by it at or prior to the Closing Date under this Agreement, and the Company shall have received a certificate to such effect signed by the Chief Executive Officer, President or Chief Financial Officer of the Buyer dated as of the Closing Date.

         (c) OPINION OF COUNSEL. The Company shall have received the opinion of Foley, Hoag & Eliot llp , dated as of the Closing Date, in a form that is customary for transactions of this type and reasonably acceptable to Company.

         (d) NO MATERIAL ADVERSE CHANGE. There shall have been no Material Adverse Effect with respect to the Buyer since December 31, 2000.

         (e) NO BURDENSOME CONDITION. None of the Requisite Approvals shall impose any term, condition or restriction upon the Buyer, the Company or a Company Subsidiary that the Company reasonably determines would materially impair the value of the Merger to the stockholders of the Company.

                  ARTICLE X. TERMINATION, AMENDMENT AND WAIVER

     10.01. TERMINATION. This Agreement may be terminated and the Merger and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the transactions contemplated in this Agreement by the stockholders of the Company:

         (a) by mutual written consent duly authorized by the Boards of Directors or other governing body of the Buyer and the Company;

         (b) by either the Buyer or the Company if (i) the Effective Time shall not have occurred on or before October 31, 2001 or such later date as the parties may have agreed upon in writing (the "EXPIRATION DATE"); provided, however, that the right to terminate this Agreement under this Section 10.01(b) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

         (c) by either the Buyer or the Company (i) ninety days after the date on which any request or application for a regulatory approval required to consummate the Merger shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such requisite regulatory approval, unless within the ninety day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with such Governmental Entity; provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 10.01(c) (i) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein or (ii) if any court of competent jurisdiction or other governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

         (d) by either the Company or the Buyer if the stockholders of the Company shall have voted at the Special Meeting on the transactions contemplated by this Agreement and such vote shall not have been sufficient to approve such transactions.

         (e) by either the Buyer or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party (for purposes of this Section 10.01(e), a material breach shall be deemed to be a breach which has, either individually or in the aggregate, a Material Adverse Effect on the party making such representations or warranties (provided, that no effect shall be given to any qualification relating to materiality or a Material Adverse Effect in such representations and warranties) or which materially adversely affects consummation of the Merger);

         (f) By either the Buyer or the Company (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material failure to perform or comply with any of the covenants or agreements set forth in this Agreement on the part of the other party; or

         (g) by the Company, in accordance with the provisions of Section 3.04.

     10.02.  EFFECT OF TERMINATION; EXPENSES.

         (a) In the event of the termination of this Agreement pursuant to
Section 10.01, this Agreement shall forthwith become void (except as set forth in Section 12.03), and there shall be no liability on the part of any party hereto, except (i) each party shall remain liable in any action at law or otherwise for any liabilities or damages arising out of its gross negligence or willful breach of any provision of this Agreement, or (ii) as otherwise provided in this Section 10.02.

         (b) If this Agreement is terminated as a result of any breach of a representation, warranty, covenant or other agreement which is caused by the gross negligence or willful breach of a party hereto, such party shall be liable to the other party for all out-of-pocket costs and expenses, including, without limitation, the reasonable fees and expenses of lawyers, accountants and investment bankers, incurred by such other party in connection with the entering into of this Agreement and the carrying out of any and all acts contemplated hereunder ("EXPENSES"). The payment of Expenses is not an exclusive remedy, but is in addition to any other rights or remedies available to the parties hereto at law or in equity. Notwithstanding anything to the contrary herein, if (i) the Buyer makes the payment contemplated in Section 10.02(c) of this Agreement, Buyer shall not have any further monetary liability to the Company (or its Subsidiaries), whether for Expenses, breach or otherwise and if (ii) either (x) payments made by the Company to Buyer under the Stock Warrant Agreement or (y) the Buyer's profit on sale of the Warrant or the Warrant Shares (as such terms are defined in the Stock Warrant Agreement) reaches the Profit Cap, as defined in Section 4 of the Stock Warrant Agreement, the Company shall not have any further monetary liability to the Buyer (or its Subsidiaries), whether for Expenses, breach or otherwise.

         (c) Buyer hereby agrees to pay to Company, as liquidated damages and in lieu of any other rights or remedies under this Agreement, a payment in the amount of $1,000,000 if and only if the Company has terminated this Agreement in accordance with Section 10.01(e) or 10.01(f) because Buyer has breached any of its representations or warranties or failed to perform or comply with any of its covenants or agreements herein (unless the breach by Buyer giving rise to such right of termination is non-volitional), to such extent as to permit such termination.

         (d) Except as otherwise provided in this Section 10.02, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby and thereby shall be paid by the party incurring such expenses, whether or not any of the transactions contemplated by this Agreement are consummated.

         (e) In no event shall any officer, agent or director of the Company, any Company Subsidiary, Buyer or any Buyer Subsidiary, be personally liable hereunder for any breach or default by any party in any of its representations, warranties, covenants and obligations hereunder unless any such breach or default was caused by the gross negligence or willful misconduct of such officer, agent or director.

     10.03. AMENDMENT. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors or other governing body at any time prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

     10.04. WAIVER. At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto and
(iii) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

                            ARTICLE XI. THE CLOSING

     11.01. CLOSING. Subject to the provisions of Article IX and Article X thereof, the Closing of the transactions contemplated hereby shall take place at the offices of Foley, Hoag & Eliot llp, One Post Office Square, Boston, Massachusetts at 10:00 a.m. on a date specified by the Buyer at least five business days prior to such date. The Closing Date shall be as soon as practicable after the last required approval for the Merger has been obtained and the last of all required waiting periods under such approvals have expired, or at such other place, date or time as the Buyer and the Company may mutually agree upon.

     11.02. DELIVERIES AT CLOSIN. At the Closing the Company shall deliver to the Buyer the opinions, certificates, and other closing documents and instruments required to be delivered under Article IX hereof.

                        ARTICLE XII. GENERAL PROVISIONS

     12.01. ALTERNATIVE STRUCTURE. Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time, the Buyer shall be entitled to revise the structure of the Merger and the other transactions contemplated hereby and thereby, provided that (i) there are no material adverse federal or state income tax consequences to the Company as a result of the modification; (ii) there are no material adverse changes to the benefits and other arrangements provided to or on behalf of the Company's directors, officers and other employees; and (iii) such modification will not be likely to delay materially or jeopardize receipt of any required regulatory approvals or other consents and approvals relating to the consummation of the Merger. This Agreement and any related documents shall be appropriately amended in order to reflect any such revised structure.

     12.02. ASSIGNMENT OF RIGHT TO PURCHASE. The Buyer shall have the right to assign the right to consummate the Merger under this Agreement to a subsidiary of the Buyer, provided, however, that the Buyer shall remain liable for payment of the Purchase Price.

     12.03. SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. All of the representations and warranties of the parties contained in this Agreement (or in any document delivered or to be delivered pursuant to this Agreement or in connection with the Closing) shall expire on, and be terminated and extinguished at, the Effective Time other than covenants that by their terms are to be performed after the Effective Time (including without limitation the covenants set forth in Sections 6.04(b) and 10.02 hereof), provided that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive the Buyer, the Buyer Sub or the Company (or any director, officer or controlling person thereof) of any defense at law or in equity which otherwise would be available against the claims of any person, including, without limitation, any shareholder or former shareholder of either the Buyer or the Company.

     12.04. NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telecopy, telegram or telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12.04):

          if to the Buyer:

          PC Connection, Inc.
          Route 101A
          730 Milford Road
          Merrimack, New Hampshire  03054
          Facsimile:  (603) 423-2041
          Attention:  Steven Markiewicz

          with a required copy to:

          Foley Hoag & Eliot LLP
          One Post Office Square
          Boston, Massachusetts  02109
          Facsimile:    (617) 832-7000
          Attention:    Peter W. Coogan
                        Carol Hempfling Pratt
          if to the Company:

          Cyberian Outpost, Inc.
          25 North Main Street
          Kent, Connecticut 06757
          Facsimile:    (860) 927-8665
          Attention:    President and CEO

          with a copy to:

          Mintz, Levin, Cohn, Ferris, Glovsky & Popeo
          One Financial Center
          Boston, MA 02111
          Facsimile:    (617) 542-2241
          Attention:    Mark Chamberlin
                        Mike Fantozzi

     12.05. SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

     12.06. ENTIRE AGREEMENT. This Agreement (including the Disclosure Schedules and Exhibits hereto) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them.

     12.07. ASSIGNMENT. Except as provided in Section 12.02, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     12.08. PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

     12.09. SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement are not performed in accordance with its specific terms or are otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     12.10. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New Hampshire applicable to contracts executed in and to be performed in that State. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any state or federal court sitting in the State of New Hampshire.

     12.11. HEADINGS. The table of contents and the descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     12.12. INTERPRETATION. When a reference is made in this Agreement to Sections, Exhibits, Annexes or Schedules, such reference shall be to a Section of or Exhibit, Annex or Schedule to this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The phrases "the date of this Agreement," "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to be May 29, 2001.

     12.13. COUNTERPARTS. This Agreement may be executed (including by facsimile) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                   *         *         *         *         *

     IN WITNESS WHEREOF, the Buyer and the Company have caused this Agreement to be executed as a sealed instrument as of the date first written above by their respective officers thereunto duly authorized.


                              THE BUYER:

                              PC CONNECTION, INC.

                              By:  /s/ Wayne L. Wilson
                                   -------------------
                              Name: Wayne L. Wilson
                              Title:  President



                              THE COMPANY:

                              CYBERIAN OUTPOST, INC.

                              By:  /s/ Darryl Peck
                                   ---------------
                              Name:  Darryl Peck
                              Title:  President & CEO

THE FOLLOWING IS THE STOCK WARRANT AGREEMENT, DATED AS OF MAY 29, 2001, BETWEEN CYBERIAN OUTPOST, INC. AND PC CONNECTION, INC., A COPY OF WHICH CYBERIAN OUTPOST, INC. FILED ON A CURRENT REPORT ON FORM 8-K WITH THE SEC ON JUNE 4, 2001.

                                                                  EXECUTION COPY
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                            STOCK WARRANT AGREEMENT






























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

                               TABLE OF CONTENTS

                                                        PAGE

1. CERTAIN DEFINITIONS.................................   1
2. GRANT OF WARRANT....................................   4
3. EXERCISE OF WARRANT.................................   4
4. PROFIT CAP..........................................   5
5. CERTAIN AGREEMENTS OF THE ISSUER....................   6
6. SURRENDER AND EXCHANGE..............................   6
7. FURTHER ADJUSTMENT IN NUMBER OF SHARES PURCHASABLE..   6
8. REGISTRATION........................................   7
9. REPURCHASE OF WARRANT...............................   7
10. SUBSTITUTE WARRANT.................................   9
11. REPURCHASE OF SUBSTITUTE WARRANT...................  10
12. EXTENSION OF TIME..................................  12
13. REPRESENTATIONS AND WARRANTIES OF ISSUER...........  12
14. REPRESENTATIONS AND WARRANTIES OF GRANTEE..........  12
15. NO ASSIGNMENT......................................  12
16. REASONABLE BEST EFFORTS............................  13
17. SURRENDER OF WARRANT...............................  13
18. SPECIFIC PERFORMANCE...............................  14
19. SEVERABILITY.......................................  14
20. NOTICES............................................  14
21. GOVERNING LAW......................................  14
22. COUNTERPARTS.......................................  14
23. COSTS AND EXPENSES.................................  14
24. ENTIRE AGREEMENT...................................  15
25. CAPITALIZED TERMS..................................  15

                            STOCK WARRANT AGREEMENT

     STOCK WARRANT AGREEMENT, dated as of May 29, 2001, between Cyberian Outpost, Inc., a Delaware corporation ("ISSUER"), and PC Connection, Inc., a Delaware corporation ("GRANTEE").

                                  WITNESSETH:

     WHEREAS, Grantee and Issuer have entered into a Merger Agreement of even date herewith (the "MERGER AGREEMENT"), which agreement has been executed by the parties hereto immediately prior to this Agreement; and

     WHEREAS, as a condition to Grantee's entering into the Merger Agreement and in consideration therefor, Issuer has agreed to grant Grantee the Warrant (as defined in Section 2(a)

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

     1.  CERTAIN DEFINITIONS.

        (a) "1934 ACT" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

        (b) "ACQUISITION TRANSACTION" shall mean (w) a merger or consolidation, or any similar transaction, involving Issuer or any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) of Issuer, (x) a purchase, lease or other acquisition of all or a substantial portion of the assets of Issuer or any Significant Subsidiary of Issuer, (y) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Issuer or any Significant Subsidiary of Issuer, or (z) any substantially similar transaction; provided, however, that in no event shall any (i) merger, consolidation, or similar transaction involving Issuer or any Significant Subsidiary in which the voting securities of Issuer outstanding immediately prior thereto continue to represent (by either remaining outstanding or being converted into the voting securities of the surviving entity of any such transaction) at least 65% of the combined voting power of the voting securities of the Issuer or the surviving entity outstanding immediately after the consummation of such merger, consolidation, or similar transaction, or (ii) any merger, consolidation, purchase or similar transaction involving only the Issuer and one or more of its Subsidiaries or involving only any two or more of such Subsidiaries, be deemed to be an Acquisition Transaction, provided any such transaction is not entered into in violation of the terms of the Merger Agreement.

        (c) The term "BENEFICIAL OWNERSHIP" shall have the meaning assigned thereto in Section 13(d) of the 1934 Act.

        (d)  "EXERCISE TERMINATION EVENT" shall mean each of the following:

             (i) the Effective Time (as defined in the Merger Agreement) of the Merger; or

             (ii) the passage of twelve months after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event.

        (e) "HOLDER" shall mean the holder or holders of the Warrant.

        (f) "INITIAL TRIGGERING EVENT" shall mean any of the following events or transactions occurring (x) on or after May 1, 2001, in the case of events described in Section 1(f)(v), and (y) after the date hereof, with respect to events described in the other subsections of this Section 1(f):

             (i) Issuer or any of its Subsidiaries (each an "ISSUER SUBSIDIARY"), without having received Grantee's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as defined in Section 1(b)) with any person other than Grantee or any of its Subsidiaries (each a "GRANTEE SUBSIDIARY") or the Board of Directors of Issuer shall have recommended that the stockholders of Issuer approve or accept any Acquisition Transaction or shall have failed to publicly oppose an Acquisition Transaction, in each case with any person other than Grantee or a Grantee Subsidiary;

             (ii) Issuer or any Issuer Subsidiary, without having received Grantee's prior written consent, shall have authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose, to engage in an Acquisition Transaction with any person other than Grantee or a Grantee Subsidiary;

             (iii) the Board of Directors of Issuer shall have publicly withdrawn or modified, or publicly announced its intention to withdraw or modify, in any manner adverse to Grantee, its recommendation that the stockholders of Issuer approve the transactions contemplated by the Merger Agreement, or the Board of Directors of Issuer shall have failed to reaffirm such recommendation within ten days after Grantee requests in writing that such recommendation be reaffirmed;

             (iv) The shareholders of Issuer shall have voted and failed to approve and adopt the Merger Agreement and the Merger at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been canceled prior to termination of the Merger Agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been canceled, prior to such termination), any person (other than the Grantee or a Grantee Subsidiary) shall have made a proposal to Issuer or its stockholders by public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction;

             (v) On or after May 1, 2001, any person other than Grantee or any Grantee Subsidiary shall have acquired beneficial ownership or the right to acquire beneficial ownership of 9.7% or more of the outstanding shares of Common Stock (the Issuer recognizes and agrees that the Initial Triggering Event described in this Section 1(f)(v) has occurred and is continuing as of the date of this Agreement);

             (vi) Any person other than Grantee or any Grantee Subsidiary shall have made a bona fide proposal to Issuer or its stockholders by public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction; or

             (vii) After an overture is made by a person other than Grantee or any Grantee Subsidiary to Issuer or its stockholders to engage in an Acquisition Transaction, Issuer shall have breached any covenant or obligation contained in the Merger Agreement and such breach (x) would entitle Grantee to terminate the Merger Agreement and (y) shall not have been cured prior to the Notice Date (as defined in Section 3(c)).

        (g) The term "MARKET/OFFER PRICE" shall mean the highest of (i) the price per share of Common Stock at which a tender offer or exchange offer therefor has been made, (ii) the price per share of Common Stock to be paid by any third party pursuant to an agreement with Issuer, (iii) the highest closing price for shares of Common Stock within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of this Warrant or the Owner gives notice of the required repurchase of Warrant Shares, as the case may be, or (iv) in the event of a sale of all or a substantial portion of Issuer's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Issuer as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, divided by the number of shares of Common Stock of Issuer outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be, and reasonably acceptable to the Issuer.

        (h) The term "PERSON" shall have the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the 1934 Act.

        (i) A "REPURCHASE EVENT" shall be deemed to have occurred upon the consummation of any merger, consolidation or similar transaction involving Issuer or any purchase, lease or other acquisition of all or a substantial portion of the assets of Issuer, other than any such transaction which would not constitute an Acquisition Transaction pursuant to the proviso to such definition (clauses (i) and (ii) of Section 1(b)); or upon the acquisition by any person of beneficial ownership of 50% or more of the then outstanding shares of Common Stock, provided that no such event shall constitute a Repurchase Event unless a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event.

        (j) "SUBSEQUENT TRIGGERING EVENT" shall mean either of the following events or transactions occurring after the date hereof:

            (i) The acquisition by any person of beneficial ownership of 20% or more of the then outstanding Common Stock; or

            (ii) The occurrence of the Initial Triggering Event described in
        Section 1(f)(i), 1(f)(iii). or 1(f)(iv), except that the percentage referred to in the definition of Acquisition Transaction in clause (y) of Section 1(b) shall be 20%.

     2.  GRANT OF WARRANT.

         (a) WARRANT. Issuer hereby grants to Grantee an unconditional, irrevocable Warrant (the "WARRANT") to purchase, subject to the terms hereof, up to the "Number" (as defined below) of fully paid and nonassessable shares of Issuer's Common Stock, $0.01 par value per share ("COMMON STOCK"), at a price of $0.51 per share (the "WARRANT PRICE"); provided further that in no event shall the number of shares of Common Stock for which this Warrant is exercisable exceed 19.9% of the Issuer's issued and outstanding shares of Common Stock without giving effect to any shares subject to or issued pursuant to the Warrant. The "Number" shall initially be determined by multiplying (x) the aggregate number of shares of Common Stock that were issued and outstanding as of the date of this Agreement by (y) 19.9%. The number of shares of Common Stock that may be received upon the exercise of the Warrant and the Warrant Price are subject to adjustment as herein set forth.

        (b) ISSUANCE OF ADDITIONAL SHARES OF COMMON STOCK. In the event that any additional shares of Common Stock are issued or otherwise become outstanding after the date of this Agreement (other than pursuant to this Agreement), the number of shares of Common Stock subject to the Warrant shall be increased so that, after such issuance, it equals 19.9% of the number of shares of Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Warrant. Nothing contained in this Section 2(b)or elsewhere in this Agreement shall be deemed to authorize Issuer or Grantee to breach any provision of the Merger Agreement.

     3.  EXERCISE OF WARRANT.

        (a) PRECONDITIONS TO EXERCISE. The Holder (as defined in Section 1(e)) may exercise the Warrant, in whole or part, and from time to time, if, but only if, both an Initial Triggering Event (as defined in Section 1(f)) and a Subsequent Triggering Event (as defined in Section 1(j) shall have occurred prior to the occurrence of an Exercise Termination Event (as defined in Section 1(d)).

        (b) NOTIFICATION BY ISSUER AS TO CERTAIN EVENTS. Issuer shall notify Grantee promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event (together, a "TRIGGERING EVENT"), it being understood that the giving of such notice by Issuer shall not be a condition to the right of the Holder to exercise the Warrant.

        (c) NOTICE OF EXERCISE OF WARRANT. In the event the Holder is entitled to and wishes to exercise the Warrant, it shall send to Issuer a written notice (the date of which being herein referred to as the "NOTICE DATE") specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the "CLOSING DATE"). Any exercise of the Warrant shall be deemed to occur on the Notice Date relating thereto.

        (d) PAYMENT OF EXERCISE PRICE. At the closing referred to in Section 3(c), the Holder shall pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Warrant in immediately available funds by wire transfer to a bank account designated by Issuer, provided that failure or refusal of Issuer to designate such a bank account shall not preclude the Holder from exercising the Warrant.

        (e) DELIVERY OF CERTIFICATES. At such closing, simultaneously with the delivery of immediately available funds as provided in Section 3(d), Issuer shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Warrant should be exercised in part only, a new Warrant evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder, and the Holder shall deliver to Issuer a copy of this Agreement and a letter agreeing that the Holder will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Agreement.

        (f) RESTRICTIVE LEGEND. Certificates for Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

     "The transfer of the shares represented by this certificate is subject to certain provisions of an agreement between the registered holder hereof and Issuer and to resale restrictions arising under the Securities Act of 1933, as amended. A copy of such agreement is on file at the principal office of Issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor."

It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act of 1933, as amended (the "1933 ACT"), in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Holder shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the 1933 Act; (ii) the reference to the provisions to this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

        (g) HOLDER OF RECORD. Upon the giving by the Holder to Issuer of the written notice of exercise of the Warrant provided for under Section 3(c) and the tender of the applicable purchase price in immediately available funds, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. Issuer shall pay all expenses, and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 3 in the name of the Holder or its assignee, transferee or designee.

     4. PROFIT CAP. Notwithstanding any other provision of this Agreement, the maximum aggregate amount payable to Grantee by Issuer (net of any amounts paid to reimburse Grantee for the aggregate amount previously paid pursuant hereto by Grantee as the purchase price or exercise price with respect to any Warrant Shares) pursuant Section 9, Section 11, or Section 17 shall not exceed One Million Five Hundred Thousand Dollars ($1,500,000) (the "PROFIT CAP"). Grantee shall promptly return to Issuer any amount received under
Section 9, Section 11, or Section 17 in excess of the Profit Cap.

     5. CERTAIN AGREEMENTS OF THE ISSUER. Issuer agrees: (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock so that the Warrant may be exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock; (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer; (iii) promptly to take all action as may from time to time be required (including complying with all premerger notification, reporting and waiting period requirements specified in 15 U.S.C. sec. 18a and regulations promulgated thereunder) in order to permit the Holder to exercise the Warrant and Issuer duly and effectively to issue shares of Common Stock pursuant hereto; and (iv) promptly to take all action provided herein to protect the rights of the Holder against dilution.

     6. SURRENDER AND EXCHANGE. Subject to the provisions of Section 15, this Agreement (and the Warrant granted hereby) are exchangeable, without expense, at the option of the Holder, upon presentation and surrender of this Agreement at the principal office of Issuer, for other Agreements providing for Warrants of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms "AGREEMENT" and "WARRANT" as used herein include any Stock Warrant Agreements and related Warrants for which this Agreement (and the Warrant granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

     7. FURTHER ADJUSTMENT IN NUMBER OF SHARES PURCHASABLE. In addition to the adjustment in the number of shares of Common Stock that are purchasable upon exercise of the Warrant pursuant to Section 2(b) of this Agreement, the number of shares of Common Stock purchasable upon the exercise of the Warrant and the Warrant Price shall be subject to adjustment from time to time as provided in this Section 7. In the event of any change in, or distributions in respect of, the Common Stock by reason of stock dividends, split-ups, mergers, recapitalization, combinations, subdivisions, conversions, exchanges of shares, distributions on or in respect of the Common Stock (whether or not the same would be prohibited under the terms of the Merger Agreement), or the like, the type and number of shares of Common Stock purchasable upon exercise hereof and the Warrant Price shall be appropriately adjusted in such manner as shall fully preserve the economic benefits provided hereunder and proper provision shall be made in any agreement governing any such transaction to provide for such proper adjustment and the full satisfaction of the Issuer's obligations hereunder.

     8. REGISTRATION. The obligations set forth in this Section 8 shall apply during such time as securities of the Issuer (or its successors or assigns) are registered under the 1934 Act. Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Issuer shall, at the request of Grantee delivered within 100 day after such Subsequent Triggering Event (whether on its own behalf or on behalf of any subsequent holder of this Warrant (or part thereof) or any of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current a shelf registration statement under the 1933 Act covering the resale of this Warrant and any shares issued pursuant to this Warrant and the issuance of any shares issuable pursuant to this Warrant to the extent then permitted under the rules, regulations or policies of the SEC and, to the extent not so permitted, the resale of such shares issuable pursuant to this Warrant. The Issuer shall use its reasonable best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of this Warrant and any shares of Common Stock issued upon total or partial exercise of this Warrant ("WARRANT SHARES") in accordance with any plan of disposition requested by Grantee. Issuer will use its reasonable best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such longer time as may be reasonably necessary to effect such sales or other dispositions. Grantee shall have the right to demand two such registrations. The foregoing notwithstanding, if, at the time of any request by Grantee for registration of the Warrant or Warrant Shares as provided above, Issuer is in registration with respect to an underwritten public offering of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering, the inclusion of the Holder's Warrant or Warrant Shares would interfere with the successful marketing of the shares of Common Stock offered by Issuer, the number of Warrant Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; and provided, however, that after any such required reduction the number of Warrant Shares to be included in such offering for the account of the Holder shall constitute at least 25% of the total number of shares to be sold by the Holder and Issuer in the aggregate; and provided further, however, that if such reduction occurs, then the Issuer shall file a registration statement for the balance as promptly as practical and no reduction shall thereafter occur. Each such Holder shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If requested by any such Holder in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements for the Issuer. Upon receiving any request under this Section 8 from any Holder, Issuer agrees to send a copy thereof to any other person known to Issuer to be entitled to registration rights under this Section 8, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies. Notwithstanding anything to the contrary contained herein, in no event shall Issuer be obligated to effect more than two registrations pursuant to this Section 8 by reason of the fact that there shall be more than one Grantee as a result of any assignment or division of this Agreement.

     9.  REPURCHASE OF WARRANT.

        (a) WARRANT TO BE REPURCHASED. Immediately prior to the occurrence of a Repurchase Event (as defined in Section 1(i)), (i) following a request of the Holder, delivered prior to an Exercise Termination Event, Issuer (or any successor thereto) shall repurchase the Warrant from the Holder at a price (the "WARRANT REPURCHASE PRICE") equal to the amount by which (A) the market/offer price (as defined in
Section 1(g)) exceeds (B) the Warrant Price, multiplied by the number of shares for which this Warrant may then be exercised and (ii) at the request of the owner of Warrant Shares from time to time (the "OWNER") delivered within 100 days after such occurrence (or such later period as provided in Section 12), Issuer shall repurchase such number of the Warrant Shares from the Owner as the Owner shall designate at a price (the "WARRANT SHARE REPURCHASE PRICE") equal to the market/offer price multiplied by the number of Warrant Shares so designated.

        (b) METHOD OF EXERCISE. The Holder and the Owner, as the case may be, may exercise its right to require Issuer to repurchase the Warrant and any Warrant Shares pursuant to this Section 9 by surrendering for such purpose to Issuer, at its principal office, a copy of this Agreement or certificates for Warrant Shares, as applicable, accompanied by a written notice or notices stating that the Holder or the Owner, as the case may be, elects to require Issuer to repurchase this Warrant and/or the Warrant Shares in accordance with the provisions of this Section 9. Within the later to occur of (x) five business days after the surrender of the Warrant and/or certificates representing Warrant Shares and the receipt of such notice or notices relating thereto and (y) the time that is immediately prior to the occurrence of a Repurchase Event, Issuer shall deliver or cause to be delivered to the Holder the Warrant Repurchase Price and/or to the Owner the Warrant Share Repurchase Price therefor or the portion thereof that Issuer is not then prohibited under applicable law and regulation from so delivering.

        (c) PROHIBITION ON REPURCHASE. To the extent that Issuer is prohibited under applicable law or regulation from repurchasing the Warrant and/or the Warrant Shares in full, Issuer shall immediately so notify the Holder and/or the Owner and thereafter deliver or cause to be delivered, from time to time, to the Holder and/or the Owner, as appropriate, the portion of the Warrant Repurchase Price and the Warrant Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within five business days after the date on which Issuer is no longer so prohibited; provided, however, that if Issuer at any time after delivery of a notice of repurchase pursuant to Section 9(b) is prohibited under applicable law or regulation from delivering to the Holder and/or the Owner, as appropriate, the Warrant Repurchase Price and the Warrant Share Repurchase Price, respectively, in full (and Issuer hereby undertakes to use its best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish such repurchase), the Holder or Owner may revoke its notice of repurchase of the Warrant or the Warrant Shares either in whole or to the extent of the prohibition, whereupon, in the latter case, Issuer shall promptly (i) deliver to the Holder and/or the Owner, as appropriate, that portion of the Warrant Repurchase Price or the Warrant Share Repurchase Price that Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Holder, a new Stock Warrant Agreement evidencing the right of the Holder to purchase that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock for which the surrendered Stock Warrant Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Warrant Repurchase Price less the portion thereof theretofore delivered to the Holder and the denominator of which is the Warrant Repurchase Price, or (B) to the Owner a certificate for the Warrant Shares it is then so prohibited from repurchasing.

        (d) EXERCISE TERMINATION EVENT. The parties hereto agree that Issuer's obligations to repurchase the Warrant or Warrant Shares under this Section 9 shall not terminate upon the occurrence of an Exercise Termination Event unless no Subsequent Triggering Event shall have occurred prior to the occurrence of an Exercise Termination Event.

     10.  SUBSTITUTE WARRANT.

        (a) In the event that prior to an Exercise Termination Event, Issuer shall enter into an agreement (i) to consolidate with or merge into any person, other than Grantee or one of its Subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Grantee or one of its Subsidiaries, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger represent less than 50% of the outstanding voting shares and voting share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its Subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Warrant shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, a warrant (the "Substitute Warrant"), at the election of the Holder, of either (x) the Acquiring Corporation (as hereinafter defined) or (y) any person that controls the Acquiring Corporation.

        (b)  The following terms have the meanings indicated:

           (i) "ACQUIRING CORPORATION" shall mean (i) the continuing or surviving corporation of a consolidation or merger with Issuer (if other than Issuer), (ii) Issuer in a merger in which Issuer is the continuing or surviving person, and (iii) the transferee of all or substantially all of Issuer's assets.

           (ii) "SUBSTITUTE COMMON STOCK" shall mean the common stock issued by the issuer of the Substitute Warrant upon exercise of the Substitute Warrant.

           (iii) "ASSIGNED VALUE" shall mean the market/offer price, as defined in Section 1(g).

           (iv) "AVERAGE PRICE" shall mean the average closing price of a share of the Substitute Common Stock for the one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of Substitute Common Stock on the day preceding such consolidation, merger or sale; provided that if Issuer is the issuer of the Substitute Warrant, the Average Price shall be computed with respect to a share of common stock issued by the person merging into Issuer or by any company which controls or is controlled by such person, as the Holder may elect.

        (c) The Substitute Warrant shall have the same terms as the Warrant, provided, that if the terms of the Substitute Warrant cannot, for legal reasons, be the same as the Warrant, such terms shall be as similar as possible and in no event less advantageous to the Holder. The issuer of the Substitute Warrant shall also enter into an agreement with the then Holder or Holders of the Substitute Warrant in substantially the same form as this Agreement, which shall be applicable to the Substitute Warrant.

        (d) The Substitute Warrant shall be exercisable for such number of shares of Substitute Common Stock as is equal to the Assigned Value multiplied by the number of shares of Common Stock for which the Warrant is then exercisable, divided by the Average Price. The exercise price of the Substitute Warrant per share of Substitute Common Stock shall then be equal to the Warrant Price multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock for which the Warrant is then exercisable and the denominator of which shall be the number of shares of Substitute Common Stock for which the Substitute Warrant is exercisable.

        (e) In no event, pursuant to any of the foregoing provisions of this
     Section 10, shall the Substitute Warrant be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise of the Substitute Warrant. In the event that the Substitute Warrant would be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise but for this clause (e), the issuer of the Substitute Warrant (the "SUBSTITUTE WARRANT ISSUER") shall make a cash payment to Holder equal to the excess of (i) the value of the Substitute Warrant without giving effect to the limitation in this clause (e) over
     (ii) the value of the Substitute Warrant after giving effect to the limitation in this clause (e). This difference in value shall be determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, and reasonably acceptable to the Acquiring Corporation.

        (f) Issuer shall not enter into any transaction described in Section 1010 unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder.

     11.  REPURCHASE OF SUBSTITUTE WARRANT.

        (a) EXERCISE OF REPURCHASE RIGHT. At the request of the holder of the Substitute Warrant (the "SUBSTITUTE WARRANT HOLDER"), the issuer of the Substitute Warrant (the "SUBSTITUTE WARRANT ISSUER") shall repurchase the Substitute Warrant from the Substitute Warrant Holder at a price (the "SUBSTITUTE WARRANT REPURCHASE PRICE") equal to (x) the amount by which (i) the Highest Closing Price (as hereinafter defined) exceeds (ii) the exercise price of the Substitute Warrant, multiplied by the number of shares of Substitute Common Stock for which the Substitute Warrant may then be exercised plus (y) Grantee's Out-of-Pocket Expenses (to the extent not previously reimbursed), and at the request of the owner (the "SUBSTITUTE SHARE OWNER") of shares of Substitute Common Stock (the "SUBSTITUTE SHARES"), the Substitute Warrant Issuer shall repurchase the Substitute Shares at a price (the "SUBSTITUTE SHARE REPURCHASE PRICE") equal to (x) the Highest Closing Price multiplied by the number of Substitute Shares so designated plus (y) Grantee's Out-of-Pocket Expenses (to the extent not previously reimbursed). The term "HIGHEST CLOSING PRICE" shall mean the highest closing price for shares of Substitute Common Stock within the six-month period immediately preceding the date the Substitute Warrant Holder gives notice of the required repurchase of the Substitute Warrant or the Substitute Share Owner gives notice of the required repurchase of the Substitute Shares, as applicable.

        (b) EXERCISE OF REPURCHASE OF SUBSTITUTE WARRANT. The Substitute Warrant Holder and the Substitute Share Owner, as the case may be, may exercise its respective right to require the Substitute Warrant Issuer to repurchase the Substitute Warrant and the Substitute Shares pursuant to this Section 11 by surrendering for such purpose to the Substitute Warrant Issuer, at its principal office, the agreement for such Substitute Warrant (or, in the absence of such an agreement, a copy of this Agreement) and certificates for Substitute Shares accompanied by a written notice or notices stating that the Substitute Warrant Holder or the Substitute Share Owner, as the case may be, elects to require the Substitute Warrant Issuer to repurchase the Substitute Warrant and/or the Substitute Shares in accordance with the provisions of this Section 11. As promptly as practicable, and in any event within five business days after the surrender of the Substitute Warrant and/or certificates representing Substitute Shares and the receipt of such notice or notices relating thereto, the Substitute Warrant Issuer shall deliver or cause to be delivered to the Substitute Warrant Holder the Substitute Warrant Repurchase Price and/or to the Substitute Share Owner the Substitute Share Repurchase Price therefor or the portion thereof which the Substitute Warrant Issuer is not then prohibited under applicable law and regulation from so delivering.

        (c) PROHIBITION ON REPURCHASE OF SUBSTITUTE WARRANT. To the extent that the Substitute Warrant Issuer is prohibited under applicable law or regulation from repurchasing the Substitute Warrant and/or the Substitute Shares in part or in full, the Substitute Warrant Issuer shall immediately so notify the Substitute Warrant Holder and/or the Substitute Share Owner and thereafter deliver or cause to be delivered, from time to time, to the Substitute Warrant Holder and/or the Substitute Share Owner, as appropriate, the portion of the Substitute Share Repurchase Price, respectively, which it is no longer prohibited from delivering, within five business days after the date on which the Substitute Warrant Issuer is no longer so prohibited; provided, however, that if the Substitute Warrant Issuer is at any time after delivery of a notice of repurchase pursuant to
     Section 11(b) prohibited under applicable law or regulation from delivering to the Substitute Warrant Holder and/or the Substitute Share Owner, as appropriate, the Substitute Warrant Repurchase Price and the Substitute Share Repurchase Price, respectively, in full (and the Substitute Warrant Issuer shall use its best efforts to receive all required regulatory and legal approvals as promptly as practicable in order to accomplish such repurchase), the Substitute Warrant Holder or Substitute Share Owner may revoke its notice of repurchase of the Substitute Warrant or the Substitute Shares either in whole or to the extent of the prohibition, whereupon, in the latter case, the Substitute Warrant Issuer shall promptly (i) deliver to the Substitute Warrant Holder or Substitute Share Owner, as appropriate, that portion of the Substitute Warrant Repurchase Price or the Substitute Share Repurchase Price that the Substitute Warrant Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Substitute Warrant Holder, a new Substitute Warrant evidencing the right of the Substitute Warrant Holder to purchase that number of shares of the Substitute Common Stock obtained by multiplying the number of shares of the Substitute Common Stock for which the surrendered Substitute Warrant was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Substitute Warrant Repurchase Price less the portion thereof theretofore delivered to the Substitute Warrant Holder and the denominator of which is the Substitute Warrant Repurchase Price, or (B) to the Substitute Share Owner, a certificate for the Substitute Warrant Shares it is then so prohibited from repurchasing.

     12. EXTENSION OF TIME. The 100-day period for exercise of certain rights under Sections 3, 8, 9, and 15 shall be extended: (i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights, and for the expiration of all statutory waiting periods; and (ii) to the extent necessary to avoid liability under Section 16(b) of the 1934 Act by reason of such exercise.

     13. REPRESENTATIONS AND WARRANTIES OF ISSUER. Issuer hereby represents and warrants to Grantee as follows:

        (a) Issuer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Issuer and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Issuer.

        (b) Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Warrant, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant hereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrance and security interests and not subject to any preemptive rights.

     14. REPRESENTATIONS AND WARRANTIES OF GRANTEE. Grantee hereby represents and warrants to Issuer that:

        (a) Grantee has all requisite corporate power and authority to enter into this Agreement and, subject to any approvals or consents referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Grantee. This Agreement has been duly executed and delivered by Grantee.

        (b) The Warrant is not being, and any shares of Common Stock or other securities acquired by Grantee upon exercise of the Warrant will not be, acquired with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in a transaction registered or exempt from registration under the Securities Act.

     15. NO ASSIGNMENT. Neither of the parties hereto may assign any of its rights or obligations under this Warrant Agreement or the Warrant created hereunder to any other person, without the express written consent of the other party, except that in the event a Subsequent

Triggering Event shall have occurred prior to an Exercise Termination Event, Grantee, subject to the express provisions hereof, may assign in whole or in part its rights and obligations hereunder within 90 days following such Subsequent Triggering Event (or such later period as provided in Section 12).

     16. REASONABLE BEST EFFORTS. Each of Grantee and Issuer will use its best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement, including without limitation making application to list the shares of Common Stock issuable hereunder on the Nasdaq National Market upon official notice of issuance.

     17.  SURRENDER OF WARRANT.

        (a) Grantee may, at any time during which Issuer would be required to repurchase the Warrant or any Warrant Shares pursuant to Section 9, surrender the Warrant (together with any Warrant Shares issued to and then owned by Grantee) to Issuer in exchange for a cash fee equal to the Surrender Price (as defined below); provided, however, that Grantee may not exercise its rights pursuant to this Section 17 if Issuer has repurchased the Warrant (or any portion thereof) or any Warrant Shares pursuant to
     Section 9. The "SURRENDER PRICE" shall be equal to (i) One Million Dollars ($1 million), plus (ii) if applicable, the aggregate purchase price previously paid pursuant hereto by Grantee with respect to any Warrant Shares, minus (iii) if applicable, the sum of (A) the excess of (1) the net cash amounts, if any, received by Grantee pursuant to the arms' length sale of Warrant Shares (or any other securities into which such Warrant Shares were converted or exchanged) to any party not affiliated with Grantee, over
     (2) the aggregate purchase price previously paid pursuant hereto by Grantee with respect to such Warrant Shares and (B) the net cash amounts, if any, received by Grantee pursuant to an arms' length sale of a portion of the Warrant to any party not affiliated with Grantee.

        (b) Grantee may exercise its right to surrender the Warrant and any Warrant Shares pursuant to this Section 17 by surrendering to Issuer, at its principal office, this Agreement together with certificates for Warrant Shares, if any, accompanied by a written notice stating (i) that Grantee elects to surrender the Warrant and Warrant Shares, if any, in accordance with the provisions of this Section 17 and (ii) the Surrender Price. The Surrender Price shall be payable in immediately available funds on or before the second business day following receipt of such notice by Issuer.

        (c) To the extent that Issuer is prohibited under applicable law or regulation from paying the Surrender Price to Grantee in full, Issuer shall immediately so notify Grantee and thereafter deliver or cause to be delivered, from time to time, to Grantee, the portion of the Surrender Price that Issuer is no longer prohibited from paying, within five business days after the date on which Issuer is no longer so prohibited, provided, however, that if Issuer at any time after delivery of a notice of surrender pursuant to paragraph (b) of this Section 17 is prohibited under applicable law or regulation from paying to Grantee the Surrender Price in full (i) Issuer shall (A) use its reasonable best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to make such payments, (B) within five days of the submission or receipt of any documents relating to any such regulatory and legal approvals, provide Grantee with copies of the same, and (C) keep Grantee advised of both the status of any such request for regulatory and legal approvals, as well as any discussions with any relevant regulatory or other third party reasonably related to the same and (ii) Grantee may revoke such notice of surrender by delivery of a notice of revocation to Issuer and, upon delivery of such notice of revocation, the Exercise Termination Date shall be extended to a date six months from the date on which the Exercise Termination Date would have occurred if not for the provisions of this Section 17(c) (during which period Grantee may exercise any of its rights hereunder, including any and all rights pursuant to this Section 17).

        (d) Grantee shall have rights substantially identical to those set forth in paragraphs (a), (b) and (c) of this Section 17 with respect to the Substitute Warrant and the Substitute Warrant Issuer during any period in which the Substitute Warrant Issuer would be required to repurchase the Substitute Warrant pursuant to Section 10.

     18. SPECIFIC PERFORMANCE. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief.

     19. SEVERABILITY. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Holder is not permitted to acquire, or Issuer is not permitted to repurchase pursuant to Section 9, the full number of shares of Common Stock provided in Section 2(a) hereof (as adjusted pursuant to Section 2(b) or 7 hereof), it is the express intention of Issuer to allow the Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

     20. NOTICES. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by cable, telegram, telecopy or telex, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Merger Agreement.

     21. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

     22. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     23. COSTS AND EXPENSES. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

     24. ENTIRE AGREEMENT. Except as otherwise expressly provided herein or in the Merger Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors except as assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

     25. CAPITALIZED TERMS. Capitalized terms used in this Agreement and not defined herein shall have the meanings assigned thereto in the Merger Agreement.

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date first above written.

                                    CYBERIAN OUTPOST, INC.

                                    By: /s/ Darryl Peck
                                       ----------------------------
                                    Name:  Darryl Peck
                                    Title: President & CEO

                                    PC CONNECTION, INC.

                                    By: /s/ Wayne L. Wilson
                                       ----------------------------
                                    Name:  Wayne L. Wilson
                                    Title: President

THE FOLLOWING IS THE CREDIT AND SUPPLY AGREEMENT, DATED AS OF MAY 29, 2001, BY AND BETWEEN CYBERIAN OUTPOST, INC. AND MERRIMACK SERVICES CORPORATION, A COPY OF WHICH CYBERIAN OUTPOST, INC. FILED ON A CURRENT REPORT ON FORM 8-K WITH THE SEC ON JUNE 4, 2001.

                                                                  EXECUTION COPY

                          CREDIT AND SUPPLY AGREEMENT

     CREDIT AND SUPPLY AGREEMENT ("AGREEMENT"), dated as of May 29, 2001, by and between Cyberian Outpost, Inc., a Delaware corporation ("OUTPOST") and Merrimack Services Corporation, a Delaware corporation ("MSC").

     WHEREAS, simultaneously with the execution and delivery of this Agreement an Affiliate of MSC is entering into a certain Merger Agreement (the "MERGER AGREEMENT") pursuant to which Outpost will merge with an Affiliate of MSC: and,

     WHEREAS, in conjunction with the foregoing transactions, Outpost has requested that MSC provide it with a line of credit (the "WORKING CAPITAL LINE"), with the understanding that the proceeds of such Working Capital Line are to be used by Outpost to fund necessary payments to trade creditors and others pending the Closing of the Merger, and MSC is willing to do so upon the terms and conditions hereinafter set forth;

     WHEREAS, in conjunction with the foregoing transactions, Outpost has also asked MSC to make certain items of inventory available to it for sale to Outpost's customers, and MSC is willing to do so upon the terms and conditions hereinafter set forth.

     NOW, THEREFORE, in consideration of the promises, terms, covenants, provisions and conditions set forth herein, and each intending to be legally bound hereby, the parties agree as follows:

     1.  CERTAIN DEFINITIONS.

          1.1. GENERAL. For the purposes of this Agreement, the terms listed below shall have the following meanings:

                (a) "AFFILIATE" of a specified person shall mean a person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such specified person, including, without limitation, any partnership or joint venture in which the person (either alone, or through or together with any subsidiary) has, directly or indirectly, an interest of 10% ownership or more.

                (b) "COLLATERAL" shall have the meaning defined in the Security Agreement.

                (c) "CREDIT EXTENSION PERIOD" shall mean the period beginning on the date hereof and terminating on the occurrence of the first Credit Extension Termination Event.

                (d) "CREDIT EXTENSION TERMINATION EVENT" shall mean each of the following:

                       (i) An Event of Default shall have occurred and be continuing;

                       (ii) The Maturity Date shall have occurred;

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                       (iii)  Sixty days shall have passed after the date on
          which the Merger Agreement is terminated by Outpost pursuant to
          Section 10.01(e) or Section 10.01(f) of the Merger Agreement; or

                       (iv) Thirty days shall have passed after the date on which a Subsequent Triggering Event (as such term is defined in the Warrant Agreement) shall have first occurred.

                (e) "EVENT OF DEFAULT" shall have the meaning set forth in the Promissory Note.

                (f) "INTEREST RATE" shall mean prime interest rate as reported in The Wall Street Journal on the date of this Agreement.

                (g) "INVENTORY LINE" shall mean the line of credit made available (and advances made from time to time) by MSC to Outpost pursuant to
Section 2.

                (h) "INVENTORY PAYABLE CAP" shall mean five million dollars ($5,000,000), except as otherwise provided in this Agreement.

                (i) "INVENTORY PAYABLE DUE DATE" shall mean the date that is seven calendar days after the date on which the Inventory Payable is first created.

                (j) "INVENTORY PAYABLES" shall mean amounts from time to time owing by Outpost to MSC with respect to Inventory Items purchased by Outpost from MSC or any Affiliate of MSC.

                (k) "LOAN DOCUMENTS" shall mean each of this Agreement, the Security Agreement, and the Promissory Note.

                (l)  "MATURITY DATE" shall mean the earliest to occur of

                       (i)   the date which is five days after the Closing Date;

                       (ii) the date which is ninety days after the date on which the Merger Agreement is terminated by Outpost pursuant to
          Section 10.01(e) or Section 10.01(f) of the Merger Agreement;

                       (iii) the date on which the Merger Agreement is terminated by MSC pursuant to Section 10.01(e) or Section 10.01(f) of the Merger Agreement; (iv) the date on which the Merger Agreement expires by its terms or is terminated by either party (except as otherwise provided in Section 1.1(l)(ii)); or

                       (v) the date which is sixty days after a Subsequent Triggering Event (as such term is defined in the Warrant Agreement) shall have first occurred.

                (m) "MERGER AGREEMENT" shall mean that certain Merger Agreement dated as of the date hereof by and between Outpost and an Affiliate of MSC.

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                (n)  "OBLIGATIONS" shall mean amounts owing to MSC from time to time under the Working Capital Line or as Inventory Payables, including without limitation all interest accrued from time to time.

                (o) "SECURITY AGREEMENT" shall mean that certain Security Agreement of even date herewith by and between MSC and Outpost.

                (p) "WARRANT AGREEMENT" shall mean that certain Stock Warrant Agreement dated as of the date hereof by and between an Affiliate of MSC and Outpost.

                (q) "WORKING CAPITAL LINE AMOUNT" shall mean Three Million Dollars ($3,000,000).

            1.2. CAPITALIZED TERMS, GENERALLY. Capitalized terms used and not defined herein shall have the meanings defined in the Merger Agreement. Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

     2.   SALES OF INVENTORY BY MSC TO OUTPOST.

            2.1. ORDERING AND DELIVERY OF INVENTORY ITEMS. During the Credit Extension Period MSC agrees to make inventory ("INVENTORY ITEMS") available to Outpost at MSC's Wilmington, Ohio warehouse, if the following conditions are met:

                (a) Outpost shall have submitted to MSC its purchase order and such other documentation as MSC shall reasonably request to evidence its order of the Inventory Item;

                (b) MSC has the Inventory Item ordered by Outpost in stock and ready for delivery;

                (c) The aggregate amount of Inventory Payables that will be outstanding upon MSC's delivery to Outpost of the requested Inventory Items will not exceed the Inventory Payable Cap (it being agreed that any addition of any overdue Inventory Payable to the Working Capital Loan Balance pursuant to
Section 2.3 shall not have the effect of decreasing the aggregate amount of Inventory Payables at the time outstanding); and

                (d) Outpost shall have provided evidence satisfactory to MSC that:
                       (i) the requested Inventory Item has been ordered by a third party customer of Outpost in the ordinary course of business;

                       (ii) such customer has provided payment by credit card for such Inventory Item ("Card Charge");

                       (iii) Outpost has complied with all applicable credit card fraud prevention procedures and policies in accepting such Card Charges;

                       (iv) Outpost has given irrevocable instructions (which by their terms cannot be altered without the written agreement of MSC) to its credit card processor that

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          all credit card payments be paid by the credit card processor directly to a bank account in the name of and under the control of MSC, with the result that all payments of the Card Charges ("Credit Card Payments") will be made to MSC and not to Outpost;

                       (v) upon shipment of the Inventory Item Outpost will have a Card Charge receivable (due and collectible in not more than four (4) days from the date of Inventory Item shipment) for the purchase price of the Inventory Item; and

                       (vi) the related Card Charge receivable and Credit Card Payment each constitute Collateral under the Loan Documents.

                (e) Outpost agrees to cause the procedures described in Section 2.1(d) to be complied with.

           2.2. APPLICATION OF CREDIT CARD PAYMENTS. At the end of each business day MSC will account to Outpost, reporting the amount of Credit Card Payments received that day. MSC shall apply the aggregate amount of Credit Card Payments received each day in the following order:

                (a) Such Credit Card Payments shall first be applied so as to pay down all Inventory Payables that have not been paid by the Inventory Payable Due Date.

                (b) Next, if an Event of Default shall have occurred or a Credit Extension Termination Event shall have occurred,

                      (i) any remaining Credit Card Payments shall be applied so as to pay down the Inventory Payables to which such Credit Card Payment relate; and then

                      (ii) any additional remaining Credit Card Payments shall be applied to pay down the outstanding balance of any Working Capital Loans; and then

                      (iii) any additional remaining Credit Card Payments shall be applied to pay down any then unpaid Inventory Payables.

                (c) Finally, unless an Event of Default shall have occurred or a Credit Extension Termination Event shall have occurred, any remaining Credit Card Payments shall be paid over to Outpost.

           2.3. PAYMENT FOR INVENTORY ITEMS. All purchases of Inventory Items shall be on seven day net terms. The price for each Inventory Item shall be the cost to MSC of each such Inventory Item plus 5%. Amounts due with respect to Inventory Items shall be considered to be Inventory Payables hereunder. The full amount of any Inventory Payable that has not been paid to MSC by the Inventory Payable Due Date shall be added to the Working Capital Loan balance and shall bear interest at the Interest Rate.

           2.4. RETURNS OF INVENTORY ITEMS. Outpost may return Inventory Items to MSC only with MSC's prior approval.

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     3.  WORKING CAPITAL LOANS. Outpost shall have the right to request MSC to make, on the terms and conditions set forth in this Agreement, working capital loans (each a "WORKING CAPITAL LOAN" and collectively, the "WORKING CAPITAL LOANS") to Outpost from time to time during the Credit Extension Period. The obligations of Outpost with respect to the Working Capital Loans shall be evidenced by Outpost's promissory note substantially in the form of Exhibit A (the "PROMISSORY NOTE") to be executed by Outpost before the first Working Capital Loan is made. Outpost may prepay amounts borrowed as Working Capital Loans without prepayment penalty.

     4. MAXIMUM AMOUNT OF WORKING CAPITAL LOANS. The maximum principal amount of Working Capital Loans (including, without limitation, Inventory Payables added to the Working Capital Loans pursuant to Section 2.3) shall not exceed the Working Capital Line Amount.

     5. NOTICE AND MANNER OF BORROWING. Outpost shall submit a written request that MSC make a Working Capital Loan under this Agreement, specifying (i) the requested amount of the Loan; (ii) the purposes for which the proceeds of the Loan will be used, (iii) the date (which shall be not less than three Business Days after the date ("Request Date") the request is submitted to MSC) on which Outpost is requesting the Loan to be made, and (iv) such other information as MSC may reasonably request. MSC will inform Outpost as to whether the Loan request has been approved not later than two Business Days after the Request Date. MSC shall have sole and complete discretion in deciding whether or not to approve a Loan request. If the Loan request has been approved, and if the preconditions to borrowing set forth in Section 7 (with respect to the initial
Loan) or Section 8 (with respect to all other Loans) are met, not later than 3:00 p.m. on the date such Working Capital Loan is scheduled to be made (as specified in the Loan request notice from Outpost), MSC will make such Working Capital Loan available to Outpost by wire transfer to an account that is designated in writing by Outpost to MSC at the time the notice of proposed borrowing is delivered.

     6.  INTEREST.

          6.1. GENERAL. Outpost shall pay interest to MSC on the unpaid principal amount of the Working Capital Loans from time to time outstanding at a rate per annum equal to the Interest Rate. Interest shall be calculated on the basis of a year of 360 days for the actual number of days elapsed. Interest on the Working Capital Loans shall be paid in immediately available funds on the first day of each calendar month. The final payment of interest shall be paid with the final payment of the Working Capital Loans (whether on the Maturity Date or otherwise). Any interest amount not paid by Outpost when due shall not constitute a default hereunder but shall be added to the principal amount owed to MSC under the Promissory Note and (to the extent legally permissible) shall bear interest thereafter at the Interest Rate until paid.

          6.2. LIMITATION ON INTEREST PAYABLE. If, at any time, the rate of interest payable on the Obligations shall be deemed by any competent court of law, governmental agency or tribunal to exceed the maximum rate of interest permitted by any applicable law, then, for such time as such rate would be deemed excessive, its application shall be suspended and there shall be charged instead the maximum rate of interest permissible under such law.

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          6.3.  METHOD OF PAYMENT.  Outpost shall make each payment under this
Agreement to MSC at its office located at Merrimack, New Hampshire on the date when due in lawful money of the United States in immediately available funds pursuant to wire transfer instructions provided by MSC. Whenever any payment to be made under this Agreement shall be stated to be due on a day other than a day which is a business day in New Hampshire, such payment shall be made on the next succeeding business day, and such extension of time shall in such case be included in the computation of the payment of interest.

     7. CONDITIONS PRECEDENT TO INITIAL ADVANCES OF CREDIT UNDER WORKING CAPITAL LOANS AND INVENTORY LINE. The following conditions shall be satisfied by Outpost at or before the time MSC advances the first Working Capital Loan or provides any Inventory Item to Outpost pursuant to the Inventory Line:

          7.1. Outpost shall have delivered to MSC the Promissory Note, the Security Agreement, and any UCC financing statements or other security documents requested by MSC, together with appropriate certificates of legal existence and good standing dated at or shortly before the date thereof. The documentation for such Working Capital Loan shall be reasonably satisfactory in form and substance to MSC and its counsel;

          7.2. No Event of Default shall have occurred and be continuing, and Outpost shall have delivered to MSC an Officer's Certificate confirming that no Event of Default has occurred and is continuing; and

          7.3. Outpost shall have delivered to MSC a legal opinion of its counsel, in form and substance reasonably satisfactory to MSC and its counsel, dated the date of the initial borrowing, as to such matters as MSC shall have reasonably requested.

     8. CONDITIONS PRECEDENT TO SUBSEQUENT ADVANCES OF CREDIT UNDER WORKING CAPITAL LOANS AND INVENTORY LINE. The following condition shall be satisfied by Outpost at or before the time MSC advances any Working Capital Loan after the first Working Capital Loan and before MSC provides any additional Inventory Item to Outpost pursuant to the Inventory Line:

          8.1.  No Credit Extension Termination Event shall have occurred; and

          8.2. No Event of Default shall have occurred and be continuing, and Outpost shall have delivered to MSC (upon request of MSC) an Officer's Certificate confirming that no Event of Default has occurred and is continuing.

     9. CREDIT EXTENSION TERMINATION EVENT. From and after the occurrence of a Credit Extension Termination Event, (a) all obligations of MSC to make Working Capital Loans hereunder shall terminate and (b) the Inventory Payable Cap shall become zero dollars.

     10. PAYMENT OF OBLIGATION ON OR BEFORE MATURITY DATE. Notwithstanding any other provisions of the Loan Documents, Outpost agrees to pay all Obligations to MSC in full on or before the Maturity Date.

     11.  SEVERABILITY.   Any provision of this Agreement that is prohibited or
unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or

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unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

     12. RIGHT OF SET-OFF. MSC may transfer any Obligation to any Affiliate. Obligations may be applied or set off by MSC or any Affiliate against any liabilities of MSC or any such Affiliate to Outpost at any time whether or not such liabilities are then due or other collateral is then available and without regard to the adequacy of any such other collateral.

     13. GOVERNING LAW. This Agreement shall be governed by, and construed and enforced in accordance with, the substantive laws of New Hampshire without regard to its principles of conflicts of laws.

     14.  SECURITY AGREEMENT.

           14.1. To secure the payment and performance of all obligations of Outpost to MSC, Outpost and MSC have entered into the Security Agreement.

     15. SUBMISSION TO JURISDICTION. TO INDUCE MSC TO ACCEPT THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS AND TO MAKE EACH OF THE EXTENSIONS OF CREDIT CONTEMPLATED HEREBY:

           15.1. OUTPOST IRREVOCABLY AGREES THAT, OTHER THAN AS MAY BE NECESSARY IN MSC'S SOLE AND ABSOLUTE DISCRETION TO PRESERVE RIGHTS IN COLLATERAL, ALL ACTIONS OR PROCEEDINGS IN ANY WAY, MANNER OR RESPECT, ARISING OUT OF OR FROM OR RELATED TO THIS AGREEMENT, THE OTHER LOAN DOCUMENTS OR THE COLLATERAL SHALL BE LITIGATED IN COURTS HAVING SITUS WITHIN THE STATE OF NEW HAMPSHIRE.

           15.2. Outpost hereby waives any right it may have to transfer or change the venue of any litigation brought against Outpost by MSC in accordance with this Section 15.

     16. WAIVER OF TRIAL BY JURY. To the extent not prohibited by applicable law which cannot be waived, Outpost and MSC hereby waive, and covenant that they will not assert (whether as plaintiff, defendant or otherwise), any right to trial by jury in any forum in respect of any issue, claim, demand, action, or cause of action arising out of or based upon this Agreement or any other Loan Document or the subject matter thereof or any obligation or in any way connected with or related or incidental to the dealings of MSC or Outpost or any of them in connection with any of the above, in each case whether now or hereafter arising and whether sounding in contract or tort or otherwise. Outpost acknowledges (i) that it has been informed by MSC that the provisions of this
Section 16 constitute a material inducement upon which MSC has relied, is relying and will rely in entering into this Agreement and each other Loan Document and (ii) that it has been advised by counsel as to the meaning and effect of this Section.

     17. NO ASSIGNMENT. This Agreement is personal to the parties hereto and may not be assigned by either party, whether by operation of law or otherwise.

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     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

                                    CYBERIAN OUTPOST, INC.

                                    By: /s/ Darryl Peck
                                       ----------------------------------------
                                       Name:  Darryl Peck
                                       Title: President & CEO

                                    MERRIMACK SERVICES CORPORATION

                                    By: /s/ Mark A. Gavin
                                       ----------------------------------------
                                       Name:  Mark A. Gavin
                                       Title: SVP of Finance & CFO

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

                                                                       Exhibit A

                      WORKING CAPITAL LOAN PROMISSORY NOTE

$3,000,000                                                          May 29, 2001


     FOR VALUE RECEIVED, Cyberian Outpost, Inc., a Delaware corporation ("Outpost"), promises to pay to the order of Merrimack Services Corporation, a Delaware corporation ("MSC"), on the earlier of (x) the date or dates set forth in connection with the various Working Capital Loans made by MSC to Outpost and
(y) the Maturity Date, the principal sum of THREE MILLION DOLLARS ($3,000,000), or such other principal sum as may from time to time be outstanding, and to pay interest on the unpaid principal balance hereunder on the first day of each calendar month (commencing on June 1, 2001) and on the Maturity Date, at the annual Interest Rate determined as provided in the Loan Agreement. Funds paid hereunder shall be applied first to accrued and unpaid interest and then to the unpaid principal balance. Capitalized terms used and not defined herein shall have the meanings defined in the Credit and Supply Agreement between Outpost and MSC dated as of the date hereof (the "Loan Agreement"). All payments shall be made at the offices of MSC in Merrimack, New Hampshire, or such other address as MSC shall designate in a written notice to Outpost.

     This Note is issued by Outpost pursuant to, and is governed by and subject to the terms and conditions of, the Loan Agreement. All capitalized terms used in this Note that are not defined herein, but that are defined in the Loan Agreement, shall have the meanings assigned to them therein.

     Nothing contained in this Note, the Loan Agreement or the instruments securing this Note shall be deemed to establish or require the payment of a rate of interest in excess of the amount legally enforceable. In the event that the rate of interest so required to be paid exceeds the maximum rate legally enforceable, the rate of interest so required to be paid shall be automatically reduced to the maximum rate legally enforceable, and any excess paid over such maximum enforceable rate shall be automatically credited on account of the principal hereof without premium or penalty.

     This Note may be prepaid in whole or in part at any time without penalty.

     The occurrence or existence of any one or more of the following shall constitute an "Event of Default" hereunder:

          Outpost or any Subsidiary shall fail to pay when due and payable any principal of the Obligations when the same becomes due (including without limitation any failure to pay any Inventory Payable by the Inventory Payable Due Date (as such term is defined the Credit Agreement));

          Outpost shall fail to take any action provided for in the Loan Documents with respect to creation or preservation of MSC's rights in the Collateral;

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          Outpost or any Subsidiary shall fail to perform any other term, covenant or agreement contained in the Loan Documents within fifteen (15) days after MSC has given written notice of such failure to Outpost;

          Any representation or warranty of Outpost or any of its Subsidiaries in the Loan Documents or in any certificate or notice given in connection therewith shall have been false or misleading in any material respect at the time made or deemed to have been made;

          Any of the Loan Documents shall cease to be in full force and effect, and

          Dissolution, termination of existence, insolvency, business failure, appointment of a receiver or custodian of any part of Outpost's property, assignment or trust mortgage for the benefit of creditors by Outpost, the recording or existence of any lien for unpaid taxes, the commencement of any proceeding under any bankruptcy or insolvency laws of any state or of the United States by or against Outpost, or service upon Secured Party of any writ, summons, or process designed to affect any of Outpost's accounts or other property.;

     Upon the occurrence or existence of any Event of Default and at any time thereafter during the continuance of such Event of Default, MSC may by written notice to Outpost and after any opportunity to cure as set forth in the Loan Agreement, declare all outstanding obligations payable by Outpost hereunder to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived. In addition to the foregoing remedies, upon the occurrence or existence of any Event of Default, MSC may exercise any right, power or remedy permitted to it by law, either by suit in equity or by action at law, or both.

     Notices to Outpost shall be by telecopy, delivery in hand or by courier, or registered or certified mail (return receipt requested) and shall be deemed to have been given or made when telegraphed, telecopied (and confirmed received), delivered in hand or by courier, or five days after being deposited in the United States mails postage prepaid, registered or certified, return receipt requested, to Outpost at the address set forth in the Merger Agreement, or at such other address specified by Outpost in accordance herewith to the holder.

     No delay or omission on the part of MSC in exercising any right hereunder shall operate as a waiver of such right or of any other right of MSC, nor shall any delay, omission or waiver on any one occasion be deemed a bar to or waiver of the same or any other right on any future occasion. Every maker, endorser and guarantor of this Note or the obligations represented hereby waives presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note, assents to any extension or postponement of the time of payment or any other indulgence, to any substitution, exchange or release of collateral and to the addition or release of any other party or person primarily or secondarily liable.

     IN WITNESS WHEREOF, the undersigned has executed this Note as an instrument under seal, as of the date first above written.


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


                                    CYBERIAN OUTPOST, INC.

                                    By: /s/ Darryl Peck
                                        ---------------------
                                    Title: President & CEO



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THE FOLLOWING IS THE SECURITY AGREEMENT, DATED AS OF MAY 29, 2001, BETWEEN
CYBERIAN OUTPOST, INC. AND MERRIMACK SERVICES CORPORATION, A COPY OF WHICH CYBERIAN OUTPOST, INC. FILED ON A CURRENT REPORT ON FORM 8-K WITH THE SEC ON JUNE 4, 2001.

                                                                 EXECUTION COPY

                               SECURITY AGREEMENT

     This Security Agreement is made this 29th day of May, 2001 (the "Agreement") between Cyberian Outpost, Inc., a Delaware corporation with a principal place of business at the address set forth on the signature page hereof ("DEBTOR") and Merrimack Services Corporation, a Delaware corporation ("SECURED PARTY").

     1. SECURITY INTEREST. Debtor, for valuable consideration, receipt of which is acknowledged, hereby grants to Secured Party, a security interest in Debtor's now owned or hereafter acquired: (a) inventory, (b) accounts, contract rights, chattel paper, documents and instruments, (c) general intangibles, including but not limited to trademarks, patent rights, copyrights, goodwill, records, computer programs and rights in premises used in the conduct of Debtor's business, (d) equipment, including but not limited to all vehicles, machinery, tools, furniture and fixtures, (e) goods and other personal property of every kind including tax refunds or interests in and claims under policies of insurance, and (f) all credit card receivables and all Card Charges and Credit Card Payments (each as defined in that certain Credit and Supply Agreement dated as of the date hereof by and between Debtor and Secured Party ("Credit Agreement")), and all products and proceeds of the above (the "COLLATERAL").

     2. OBLIGATIONS SECURED. The security interest granted hereby secures payment and performance of all debts, loans, liabilities and agreements of Debtor to Secured Party or any affiliate of Secured Party of every kind and description, whether now existing or hereafter arising (other than the Excluded Obligations, as defined in Section 3), including without limitation any and all "OBLIGATIONS" (as such term is defined in that certain Credit Agreement); and

     3. EXCLUDED OBLIGATIONS. The following shall be "Excluded Obligations" hereunder: Obligations of Debtor under the Merger Agreement between PC Connection, Inc. ("PCC") and Debtor of even date herewith ("Merger Agreement") and the Stock Warrant Agreement between PCC and the Debtor of even date herewith (the "Merger Documents").

     4. DEBTOR'S REPRESENTATIONS AND WARRANTIES. Debtor represents and warrants that:

          4.1. Debtor keeps its inventory at its Wilmington, Ohio location and records concerning accounts, contract rights and other property at the location shown below, which is its chief executive office. Debtor will promptly notify Secured Party in writing of any change in the location of any Collateral or the establishment of any new place of business where any Collateral or records are kept.

          4.2. Debtor is a corporation duly organized, validly existing and in good standing under the laws of Delaware and is duly qualified to do business under the laws of each state where the nature of the business done or property owned requires such qualification. The execution, delivery and performance of this Agreement have been duly authorized.

          4.3. Debtor will at all times keep in a manner satisfactory to the Secured Party accurate and complete records of Debtor's inventory and accounts, will maintain the Collateral in good repair and working order and will keep the Collateral insured, naming the Secured Party as a loss payee.

          4.4. Debtor is the owner of the Collateral free from all encumbrances except for the security interest granted hereby and those listed in Schedule
4.10 of the Seller Disclosure Schedules to the Merger Agreement and will defend the Collateral against the claims and demands of all persons and will not pledge, create or suffer to exist any other security interest, lien or encumbrance on the Collateral.

     5. FINANCING STATEMENTS. Debtor hereby agrees to execute, deliver and pay the cost of filing any financing statement, or other notices appropriate under applicable law, in respect of any security interest created pursuant to this Agreement that may at any time be required or that, in the opinion of Secured Party, may at any time be desirable. In the event that any re-recording or refiling thereof (or the filing of any statements of continuation or assignment of any financing statement) is required to protect and preserve such lien or security interest, Debtor shall, at its cost and expense, cause the same to be re-recorded and/or refiled at the time and in the manner requested by Secured Party. Debtor hereby irrevocably designates Secured Party, its agents, representatives and designees as agents and attorneys-in-fact for Debtor to sign and file such financing statements or other notices on behalf of Debtor.

     6. DEBTOR'S RIGHTS UNTIL DEFAULT. In the absence of any default in the Obligations and any default hereunder, Debtor shall have the right to possess the Collateral, manage its property and sell its inventory in the ordinary course of business.

     7. DEFAULT. Debtor shall be in default under this Agreement upon the happening of any of the following events or conditions, without demand or notice from Secured Party:

          7.1. Failure to observe or perform any of its agreements, warranties or representations in this Agreement or any other agreement with the Secured Party (other than the Merger Documents);

          7.2. Failure to pay when due any obligation, whether by maturity, acceleration or otherwise;

          7.3. Upon the occurrence of any Event of Default under the Credit Agreement; and

          7.4. Dissolution, termination of existence, insolvency, business failure, appointment of a receiver or custodian of any part of Debtor's property, assignment or trust mortgage for the benefit of creditors by Debtor, the recording or existence of any lien for unpaid taxes, or the commencement of any proceeding under any bankruptcy or insolvency laws of any state or of the United States by or against Debtor.

     8. SECURED PARTY'S RIGHTS UPON DEFAULT. Upon default and at any time thereafter, Secured Party, without presentment, demand, notice, protest or advertisement of any kind, may:

          8.1. Notify account debtors that the Collateral has been assigned to Secured Party and that payments shall be made directly to Secured Party and upon request of Secured Party, Debtor will so notify such account debtors that their accounts must be paid to Secured Party. After notification, Debtor shall immediately upon receipt of all checks, drafts, cash and other remittances deliver the same in kind to the Secured Party. Secured Party shall have full power to collect, compromise, endorse, sell or otherwise deal with the Collateral or proceeds thereof in its own name or in the name of Debtor and Debtor hereby irrevocably appoints the Secured Party its attorney-in-fact for this purpose;

          8.2. Make all Obligations immediately due and payable, without presentment, demand, protest, hearing or notice of any kind and exercise the remedies of a Secured Party afforded by the New Hampshire Uniform Commercial Code and other applicable law or by the terms of any agreement between Debtor and Secured Party;

          8.3. Notify Debtor to assemble the Collateral at a place designated by Secured Party;

          8.4. Take possession of the Collateral and the premises at which any Collateral is located and sell all or part of the Collateral at a public or private sale;

          8.5. Refuse to honor or fulfill any then pending or future Purchase Orders submitted by or on behalf of the Debtor to the Secured Party or any affiliate; and

          8.6. In the case of any sale or disposition of the Collateral, or the realization of funds therefrom, the proceeds thereof shall first be applied to the payment of the expenses of such sale, commissions, reasonable attorneys fees and all charges paid or incurred by Secured Party pertaining to said sale or this Agreement, including any taxes or other charges imposed by law upon the Collateral and/or the owning, holding or transferring thereof; secondly, to pay, satisfy and discharge the Obligations secured hereby; and, thirdly, to pay the surplus, if any, to Debtor, provided that the time of any application of the proceeds shall be at the sole and absolute discretion of Secured Party. To the extent such proceeds do not satisfy the foregoing items, Debtor hereby promises and agrees to pay any deficiency. Except for Collateral that is perishable or is a type customarily sold in a recognized market, Secured Party will give Debtor at least ten days written notice of the time and place of any sale of the Collateral.

     9.   MISCELLANEOUS.

          (a) Neither this Agreement nor any part thereof can be changed, waived, or amended except by an instrument in writing signed by Secured Party; and waiver on one occasion shall not operate as a waiver on any occasion.

          (b) Any notice required or permitted hereunder shall be in writing and shall be duly given to any party if hand delivered or if mailed first class postage prepaid to the address set forth below or to such other address as may be specified by notice in writing.

          (c) The Uniform Commercial Code and other laws of the State of New Hampshire shall govern the construction of this Agreement.

          (d) In the event of an inconsistency between the provisions of this Agreement and the provisions of the Credit Agreement, the terms of the Credit Agreement shall govern.

     Executed as an instrument under seal by the duly authorized officers of the parties as of the date first above written.

                              CYBERIAN OUTPOST, INC.

                              By: /s/ Darryl Peck
                                  -----------------------------------
                                  Title: President & CEO
                                  Address:  23 North Main Street
                                            P.O. Box 636
                                            Kent, Connecticut  06757

                              MERRIMACK SERVICES CORPORATION

                              By: /s/ Mark A. Gavin
                                  -----------------------------------
                                  Title: SVP of Finance & CFO
                                  Address:  Route 101A
                                            730 Milford Road
                                            Merrimack, New Hampshire 03054

ATTEST:



-----------------------------------

********************************************************************************

Cyberian Outpost and PC Connection plan to file a Registration/Proxy Statement on SEC Form S-4 in connection with the merger and Cyberian Outpost expects to mail a Registration/Proxy Statement to its stockholders containing information about the merger. Investors and security holders are urged to read the Registration/Proxy Statement carefully when it is available. The Registration/Proxy Statement will contain important information about Cyberian Outpost, PC Connection, and the merger and related matters. Investors and security holders will be able to obtain free copies of the Registration/Proxy Statement through the web site maintained by the SEC at http://www.sec.gov.

In addition to the Registration/Proxy Statement, Cyberian Outpost files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements, and other information filed by Cyberian Outpost at the SEC Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Cyberian Outpost's filings with the SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

Cyberian Outpost, its directors, executive officers and certain members of management and employees may be considered participants in the solicitation of proxies in connection with the merger. Information concerning Cyberian Outpost's directors and executive officers can be found in the Annual Report on Form 10-K for the year ended February 28, 2001, as filed with the SEC. Certain directors and executive officers of Cyberian Outpost may have direct or indirect interests in the merger due to securities holdings, vesting of options, and rights to severance payments if their employment is terminated following the merger. In addition, directors and officers, after the merger, will be indemnified by PC Connection, and benefit from insurance coverage, for liabilities that may arise from their service as directors and officers of Cyberian Outpost prior to the merger. Additional information regarding the participants in the solicitation will be contained in the Registration/Proxy Statement.

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